                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 IFX Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449518-20-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  Lee S. Casty
                                707 Skokie Blvd.
                                    5th Floor
                           Northbrook, Illinois 60062
                                 (847) 412-1184

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 5 Pages

------------------------                                     -------------------
CUSIP NO. 449518-20-8                 13D                    Page 2 of 5 Pages
          -----------                                             -    -
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lee S. Casty

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
          WC

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   4      SOURCE OF FUNDS*

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                         [_]
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   6      CITIZENSHIP OR PLACE OF ORIGIN
          USA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        4,331,108

                   -------------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER
      SHARES            None
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
     REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON WITH         4,331,108

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,331,108

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.3%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP NO. 449518-20-8                 13D                    Page 3 of 5 Pages
          -----------                                             -    -
-----------------------                                      -------------------

     This Amendment No. 1 to the Statement on Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock"), of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D filed on June 28, 2001. On June 28, 2002, LSC, LLC ("LSC") purchased 851,574 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") which is immediately convertible into 1,703,148 shares of Common Stock. LSC is a Delaware limited liability company of which Lee S. Casty ("Casty") is the sole member. The Series D Preferred Stock was purchased pursuant to the IFX Corporation Series D Convertible Preferred Stock Purchase Agreement, dated as of February 19, 2002 (the "Series D Purchase Agreement") by and among the Company, UBS Capital Americas III, L.P. ("Americas III"), UBS Capital LLC ("UBS Capital"), LSC, International Technology Investments LC ("ITI"), Jak Bursztyn ("Bursztyn"), Michael Shalom, ("Shalom"), Joel Eidelstein, ("Eidelstein"), and Casty (only with respect to Section 12(q) thereof).

ITEM 1.           Security and Issuer

                  Common Stock, $0.02 par value per share
                  IFX Corporation
                  707 Skokie Blvd.
                  5/th/ Floor
                  Northbrook, Illinois 60062

ITEM 2.           Identity and Background

         Casty is the sole owner of the membership interests of LSC.

                  (a)      Name:
                           Lee S. Casty

                  (b)      Business Address:
                           French American Securities, Inc.
                           707 Skokie Blvd.
                           5th Floor
                           Northbrook, Illinois 60062

                  (c)      Occupation
                           Sole Owner and Director
                           French American Securities, Inc.
                           707 Skokie Blvd.
                           5th Floor
                           Northbrook, Illinois 60062

                  (d) Lee S. Casty, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Lee S. Casty, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:
                           United States

-----------------------                                      -------------------
CUSIP NO. 449518-20-8                 13D                    Page 4 of 5 Pages
          -----------                                             -    -
-----------------------                                      -------------------

ITEM 3.           Source and Amount of Funds or Other Consideration

         On June 28, 2002, LSC purchased 851,574 shares of Series D Preferred Stock from the Company in exchange for $812,500 in cash to the Company and the surrender of 333,450 shares of Common Stock (owned by Mr. Casty and contributed to LSC) to the Company. The source of the cash for the purchase of the Company Series D Preferred Stock is the working capital of LSC.

ITEM 4.           Purpose of Transaction

         The parties to the Series D Purchase Agreement which is attached as Exhibit A hereto purchased the Series D Preferred Stock to provide working capital to the Company. In connection with the purchase of the Series D Preferred Stock, LSC and Casty entered into a Fourth Amended and Restated Stockholders Agreement (the "Fourth Amended Stockholders Agreement"), dated as of June 28, 2002, with the Company, Americas III, UBS Capital, ITI and Shalom, which appears as Exhibit B hereto.

         Under the Fourth Amended Stockholders Agreement, the Company has agreed to set the number of members of the Board of Directors at seven. Casty is entitled to appoint one director to the Company's Board of Directors and ITI is entitled to appoint one director. Americas III and UBS Capital are entitled to appoint four directors to the Company's Board, and Casty, Americas III, UBS Capital, and ITI are entitled to collectively appoint one director who must qualify as an "independent director" under Nasdaq rules.

         Casty and LSC own the Common Stock for investment purposes.

ITEM 5.           Interest in Securities of the Issuer

                  (a) Casty beneficially owns 2,627,960 shares of the Common Stock of the Company, and through Casty beneficially LSC owns 851,574 shares of Series D Preferred Stock, convertible into an aggregate of 1,703,148 shares of Common Stock. Casty therefore beneficially owns a total of approximately 25.3%% of the Company Common Stock.

                  (b) Casty has sole voting and dispositive power over all the shares of the Common Stock and Series D Preferred Stock listed in paragraph (a) above.

                  (c) Except as described herein, neither Casty nor LSC has effected any transaction in the securities of the Company during the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         In addition to the Fourth Amended and Restated Stockholders Agreement, the Company has entered into the Third Amended and Restated Registration Rights Agreement, dated as of June 28, 2002, with Capital Americas III, UBS Capital, ITI, Bursztyn, LSC and Casty, which appears as Exhibit C hereto.

         The Company, UBS Capital Americas III, and UBS Capital LLC have entered into an Amended and Restated Put Agreement, under which for a period of one year from February 19, 2002, UBS Capital Americas III and UBS Capital LLC will be entitled, at their opinion, to exchange shares of Tutopia.com, Inc. (a corporation in which the company has an indirect interest of approximately 44%) for shares of the Series D Preferred Stock and shares of a newly issued Convertible Preferred Stock (the "New Preferred Stock") of the Company. Although LSC is not a party to the Put Agreement, if UBS Capital Americas III and UBS Capital LLC exercise their put right, LSC, as a shareholder of Tutopia, would also be entitled to exchange its shares of Tutopia for up to 135,416 shares of Series D Preferred Stock and up to 1,624,155 shares of New Preferred Stock.

         To the knowledge of Casty, except as set forth herein or incorporated by reference, neither Casty nor LSC, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

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CUSIP NO. 449518-20-8                 13D                    Page 5 of 5 Pages
          -----------                                             -    -
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ITEM 7.           Material to be filed as Exhibits

Exhibit A         IFX Corporation Series D Convertible Preferred Stock Purchase
                  Agreement, dated as of February 19, 2002, by and among the Company, Americas III, UBS Capital, LSC, ITI, and Bursztyn.

Exhibit B         Fourth Amended and Restated Stockholders Agreement, dated as of June 28, 2002, by and among the Company, Capital Americas
                  III, UBS Capital, ITI, Casty, LSC, Eidelstein and Shalom
                  (excluding exhibits).

Exhibit C         Third Amended and Restated Registration Rights Agreement,
                  dated as of June 28, 2002, by and among the Company, Capital
                  Americas III, UBS Capital, ITI, Casty and LSC.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2002
                                            /s/ Lee S. Casty
                                            ------------------------------------
                                            Lee S. Casty

                                                                    EXHIBIT A

                                IFX CORPORATION

                     SERIES D CONVERTIBLE PREFERRED STOCK

                              PURCHASE AGREEMENT



                         Dated as of February 19, 2002

                                IFX CORPORATION

                      SERIES D CONVERTIBLE PREFERRED STOCK
                              PURCHASE AGREEMENT

     This Purchase Agreement is made and entered into as of the 19th day of February, 2002, by and among IFX Corporation, a Delaware corporation (the "Company") and each Person listed on the Schedule of Purchasers attached as
 -------
Exhibit A hereto (the "Schedule of Purchasers") who executes this Agreement as a
---------              ----------------------
Purchaser (such Persons are referred to in this Agreement, collectively, as the "Purchasers" and individually, as a "Purchaser") and Michael Shalom,
 ----------                          ---------
individually ("Shalom"), Joel Eidelstein, individually ("Eidelstein"), and Lee
S. Casty ("Casty") only with respect to Section 12(q) hereof. Unless defined elsewhere herein, capitalized and other defined terms shall have the meanings specified in Section 13.
             ----------

                                   RECITALS

     The Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company such number of shares of Series D Convertible Preferred Stock set forth in Section 2 hereof, all on the terms and conditions set forth herein.

     Simultaneously with the execution and delivery of this Agreement, the Requisite Stockholders have consented to certain of the transactions contemplated hereby.

                                   AGREEMENT

     In consideration of the premises and the mutual covenants, agreements, hereinafter set forth, the parties to this Agreement agree as follows:

     1.   Authorization of the Securities; Nature of Agreement.
          ----------------------------------------------------

          (a)       Series D Preferred Stock. The Company has authorized the
                    ------------------------
issuance pursuant to the terms and conditions of this Agreement of shares of its Preferred Stock, $1.00 par value per share, to be designated as Series D Convertible Preferred Stock (the "Series D Preferred Stock"), as provided
                                  ------------------------
herein. The shares of Series D Preferred Stock have all of the rights, preferences, privileges and restrictions set forth in the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series D Convertible Preferred Stock of IFX Corporation (the "Series D Certificate"), a copy of which, in the form to be filed with the
 --------------------
Secretary of State of the State of Delaware, is attached as Exhibit B hereto.
                                                            ---------

          (b)       Nature of Agreement. This Agreement insofar as it relates to
                    -------------------
the acquisition of a particular number of shares of the Series D Preferred Stock by any Purchaser is a separate agreement between that Purchaser and the Company. But this Agreement insofar as it relates to the rights, duties and remedies of the Company and the Purchasers, from and after the Closing, shall be deemed to be one Agreement.

     2.   Sale and Purchase of Series D Preferred Stock. (a) Subject to the
          ---------------------------------------------
terms and conditions set forth in this Agreement, the Company agrees to sell to the Purchasers, and each of the Purchasers severally and not jointly agrees to purchase from the Company, the number of shares of Series D Preferred Stock indicated opposite such Purchaser"s name on the Schedule of Purchasers (the "Shares"), for a purchase price set forth in Section 3. The sale and purchase
 ------
of the Series D Preferred Stock shall take place at the offices of Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022, at 10:00 a.m., New York City time, at a closing (the "Closing") to occur as soon as practicable after
                         --------
satisfaction or waiver of the conditions to Closing set forth in Sections 7 and
8. At the Closing, the Company will deliver to each Purchaser the Series D Preferred Stock to be purchased by such Purchaser in the form of a single certificate (or such greater number of certificates representing such shares as such Purchaser may request), each dated the date of Closing and registered in such Purchaser"s name (or in the name of such Purchaser"s nominee(s)), against delivery by such Purchaser of the purchase price set forth in Section 3. If at the Closing, the Company shall fail to tender to any Purchaser the Series D Preferred Stock to be purchased by such Purchaser, or any of the conditions specified in Section 7 shall not have been fulfilled to the satisfaction of such Purchaser, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any other rights such Purchaser may have by reason of such failure or such nonfulfillment.

     3.   Purchase Price. At the Closing, each Purchaser shall pay a purchase
          --------------
price for the Shares to be purchased by it hereunder in an amount equal to the sum of (a) the cash consideration indicated opposite such Purchaser"s name on the Schedule of Purchasers plus (b) the transfer and assignment to the Company of the shares of Series C Preferred Stock or Common Stock, as the case may be, owned by such Purchaser indicated opposite such Purchaser"s name on the Schedule of Purchasers. The cash portion of the purchase price shall be payable by the payment to the Company or its order of immediately available funds and/or conversion of indebtedness (subject to the following sentence) in the aggregate amount of such cash portion of the purchase price. In the event that a portion of such cash consideration is paid by a Purchaser in the form of conversion of indebtedness, then (i) the principal amount of such converted indebtedness shall be applied toward the payment of such cash portion of the purchase price, and
(ii) any accrued interest on such converted indebtedness shall be applied to the purchase, at a purchase price equal to One Dollar and Twenty Cents ($1.20) per share of shares of Series D Preferred Stock, in addition to the number of Shares to be purchased by such Purchaser as set forth on the Schedule of Purchasers. In addition, at the Closing, each Purchaser shall surrender the certificate or certificates representing the shares of Series C Preferred Stock or Common Stock owned by such Purchaser indicated opposite such Purchaser"s name, as the case may be, to be assigned to the Company as part of the purchase price for the Shares, which certificates shall be accompanied by appropriate stock powers.

     4.   Representations and Warranties of the Company. Subject to the
          ---------------------------------------------
exceptions set forth in the Schedule of Exceptions attached as Exhibit C hereto
                                                               ---------
(the "Schedule of Exceptions"), the Company represents and warrants to each of
      ----------------------
the Purchasers that:

          (a)  Organization and Good Standing. The Company and each of its
               ------------------------------
Subsidiaries is an entity duly organized and validly existing under and by virtue of the laws of its state or country of incorporation and is in good standing under such laws (to the extent the concept of good standing is recognized under the laws of such jurisdictions). The Company and each of its Subsidiaries is qualified, licensed or domesticated as a foreign corporation in all jurisdictions where the failure to be so qualified, licensed or domesticated would have a Material Adverse Effect. The Company and each of its Subsidiaries has full power and authority (corporate and other) to own, lease and operate its properties and assets and to operate the Business as currently being operated.

               (i) Except as set forth on the Schedule of Exceptions, the minute books of the Company and each of its Subsidiaries, as previously made available to the Purchasers, contain accurate records of all meetings of and resolutions of, or written consents by, its shareholders and its board of directors (or committees thereof) since the date of its incorporation.

          (b)        Authorization. (i) The Company has all requisite right,
                     -------------
power and authority (corporate or otherwise) to execute and deliver this Agreement and each of the other agreements and instruments referred to herein to be entered into by the Company at or prior to a Closing (including without limitation the Certificate) in connection with the consummation of the transactions contemplated by this Agreement (the "Other Agreements") and to
                                                  ----------------
perform its obligations and consummate all of the transactions contemplated hereunder and thereunder, including the issuance of the shares of Series D Preferred Stock to be acquired by each Purchaser at the Closing. All corporate proceedings have been taken and all corporate authorizations have been secured which are necessary on the part of the Company and each of its Subsidiaries to authorize the execution, delivery and performance of this Agreement and each of the Other Agreements.

               (ii) This Agreement has been duly executed and delivered and constitutes, and each of the Other Agreements when executed and delivered by the Company, will constitute, legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency or other similar laws affecting the enforceability of creditors" rights generally and court decisions with respect thereto, and the discretion of courts in granting equitable remedies.

               (iii) The shares of the Series D Preferred Stock to be acquired by each Purchaser at the Closing have been duly authorized and, when delivered, will be duly and validly issued and outstanding, fully paid and nonassessable, and will be free of Encumbrances. The Common Stock of the Company issuable upon conversion of the Series D Preferred Stock (the "Conversion Shares") (i) has
                                                 -----------------
been duly authorized, (ii) has been reserved for issuance upon conversion of the Series D Preferred Stock, and (iii) when issued, will be duly and validly issued and outstanding, fully paid and nonassessable and will be free of Encumbrances.

          (c)        Capital Stock. (i) On the date hereof, the authorized
                     -------------
capital stock of the Company consists of (1) 60,000,000 shares of Common Stock, par value $.02 per share (the "Common Stock"), of which 12,776,495 shares of
                               ------------
Common Stock are issued and outstanding, and (2) 20,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which 2,030,869
                                       ---------------
shares of Preferred Stock have been designated Series A Preferred Stock, all of which shares of Series A Preferred Stock are issued and outstanding ("Series A
                                                                      --------
Preferred Stock"), of which 4,418,262 shares of Preferred Stock have been
---------------
designated

Class I Series B Preferred Stock, 3,994,127 of which shares of Class I Series B Preferred Stock are issued and outstanding, and of which 424,135 shares of Preferred Stock have been designated Class II Series B Preferred Stock, all of which shares of Class II Series B Preferred Stock are issued and outstanding (together with the Class I Series B Preferred Stock, "Series B Preferred Stock")
                                                      ------------------------
and 3,876,241 shares of Series C Preferred Stock, all of which are issued and outstanding (the "Series C Preferred Stock"); and (B) immediately after the Closing, the authorized capital of the Company will consist of (1) 110,000,000 shares of Common Stock, of which 12,092,495 shares of Common Stock will be issued and outstanding, and (2) 40,000,000 shares of Preferred Stock, of which
(w) 2,030,869 shares of Preferred Stock will have been designated as Series A Preferred Stock, all of which shares will be issued and outstanding; (x) 4,842,397 shares of Preferred Stock will have been designated Series B Preferred Stock, 4,418,262 of which shares will be issued and outstanding; (y) 3,876,241 shares of Preferred Stock will have been designated as Series C Preferred Stock, of which 3,126,241 shares will be issued and outstanding, and (z) a number of shares of Preferred Stock will be designated Series D Preferred Stock which is equal to the sum of 6,383,666 plus the total number of additional shares, if any, purchased by the Purchaser, at the Closing by reason of accrued interest on converted indebtedness as provided in Section 2.

               (ii) Except as set forth in the Schedule of Exceptions, the Company has not (A) issued or granted, (B) agreed to issue or grant, or (C) caused or permitted any of its Subsidiaries to issue or grant, any option, warrant, right or other Convertible Security which affords any Person the right to purchase or otherwise acquire any shares of the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or the Series D Preferred Stock, or any other security of the Company or any of its Subsidiaries ("Capital Stock Agreements"). Neither the Company nor any of its
               ------------------------
Subsidiaries is subject to any obligation (contingent or otherwise) to purchase or otherwise acquire or retire any shares of its securities.

               (iii) All of the issued and outstanding securities of the Company and its Subsidiaries have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights (other than those preemptive rights set forth in the Schedule of Exceptions) and other Encumbrances, and were issued in compliance with all Applicable Laws, including those regulating the offer, sale or issuance of securities.

               (iv) Except as set forth in the Schedule of Exceptions, no Person has any rights of first refusal or similar rights or any preemptive rights in connection with the issuance of the shares of Series D Preferred Stock or Conversion Shares, or with respect to any future offer, sale or issuance of securities by the Company, any of its Subsidiaries or any of its stockholders, other than as provided in this Agreement or after the Closing, the Registration Rights Agreement, the Stockholders Agreement, the Series A Certificate, the Series B Certificate, the Series C Certificates or the Series D Certificate.

               (v) The Schedule of Exceptions sets forth a true and correct list of (1) to the knowledge of the Company, each of the Company"s shareholders who owns, of record or beneficially, more than 5% of the Common Stock on a Fully Diluted Basis, indicating the number and class of shares owned by each shareholder, and such shareholder"s percentage interest in the Company and percentage interest in the Common Stock on a Fully Diluted Basis, and (2) each of the holders of Convertible Securities, the number and type of Convertible Securities owned by such holder and to the knowledge of the Company, such holder"s percentage interest in the Company and percentage interest in the Common Stock on a Fully Diluted Basis.

               (vi) True and correct copies of all documents relating to the issuance and terms of all outstanding shares of capital stock and other equity securities of the Company and all Convertible Securities of the Company issued after November 10, 1998 have been provided to the Purchasers. Except as set forth in the Schedule of Exceptions, each option issued to purchase capital stock or other equity securities of the Company granted under the Stock Option Plan or otherwise was granted pursuant to an option agreement in substantially the form provided to the Purchasers.

          (d)         Subsidiaries. (i) The name of each Subsidiary of the
                      ------------
Company, the jurisdiction of its incorporation and the ownership of capital stock of its shareholders are listed in the Schedule of Exceptions. Except as set forth on the Schedule of Exceptions, all of the issued and outstanding shares of capital stock of each Subsidiary are 100% owned, beneficially and of record, by the Company (other than a single share (if any) of such Subsidiary held by a nominee of the Company in order to comply with Applicable Law), are validly issued, fully paid and nonassessable, and free from Encumbrances.

               (ii) Except for the capital stock or other securities of the Subsidiaries listed on the Schedule of Exceptions, the Company does not own, directly or indirectly, beneficially or of record, or have any obligations to purchase or otherwise acquire, any capital stock or other securities of any Person. Except as set forth on the Schedule of Exceptions, none of the Subsidiaries owns, directly or indirectly, beneficially or of record, or has any obligation to acquire any capital stock or other securities of any Person.

          (e)         Compliance With Material Instruments. Except as set forth
                      ------------------------------------
on the Schedule of Exceptions, the Company and each Subsidiary is not in violation of (i) any Applicable Law, (ii) any term of its Certificate of Incorporation or Bylaws (or equivalent documents in its jurisdiction of organization), or (iii) any Contract to which it is subject and which is material to the Business, including any Capital Stock Agreement (collectively, the "Material Instruments"). The execution and delivery by the Company of this
     --------------------
Agreement and the Other Agreements, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, including the issuance of the Series D Preferred Stock, the issuance of the Conversion Shares and the taking of any other action contemplated by this Agreement or the Other Agreements, will not (i) result in (A) any violation of any Applicable Law, or (B) any violation of any term of the Company"s or any of its Subsidiaries" Certificate of Incorporation or Bylaws (or equivalent documents), or (C) any violation of or any conflict with or a default (with or without notice, lapse of time or both) under any of the Material Instruments, which violation, conflict or default might reasonably be expected to have a Material Adverse Affect on the ability of the Company or any of its Subsidiaries to satisfy its obligations under this Agreement, any of the Other Agreements or any of the Material Instruments, (ii) accelerate or constitute an event entitling the other party to any Material Instrument to accelerate the obligations of such Material Instrument, or to increase the rate of interest presently in effect or to entitle the other party to such Material Instrument to any other right resulting from a change-in-control or otherwise, or (iii) result in the creation of any Encumbrance upon any of the material properties or assets of the Company or any of its Subsidiaries. The performance by the Company or any of its Subsidiaries of its obligations and the enforcement of its rights under the Material Instruments will not have a Material Adverse Effect.

          (f)       Good Title. Except as set forth on the Schedule of
                    ----------
Exceptions, the Company and each of its Subsidiaries has good title to, a valid license to, or a valid leasehold interest in, the properties and assets used by it, in each case free and clear of all Encumbrances, except liens for current property taxes not yet due and payable and any immaterial workmen"s, repairmen"s, warehouseman"s and carriers" liens arising in the ordinary course of business. The buildings, equipment and other tangible assets of the Company and each of its Subsidiaries are in all material respects in good operating condition and repair, free from any known defects and are usable in the ordinary course of the Business; and the Company and each of its Subsidiaries owns, or has a valid leasehold interest in or license to use, all assets necessary for the conduct of the Business as presently conducted.

          (g)       Litigation. (i) Except as set forth on the Schedule of
                    ----------
Exceptions, there are no actions, proceedings, investigations (civil, criminal, regulatory or otherwise), arbitrations, claims, demands or grievances ("Actions") pending against the Company or any Subsidiary (or, to the best
  -------
knowledge of the Company, any basis therefor or threat thereof).

               (ii) There are no judgments unsatisfied against the Company or any Subsidiary or consent decrees or injunctions to which the Company, any Subsidiary or any assets of the Business are subject.

          (h)       Tax Matters. Except as set forth in the Schedule of
                    -----------
Exceptions, the Company and each of its Subsidiaries (i) has timely filed (including extensions) all Tax returns that are required to have been filed by it with all appropriate Governmental Authorities (and all such Tax returns are true, complete and correct in all material respects), (ii) has timely paid all Taxes owed by it or withheld and remitted to the appropriate Governmental Authority all Taxes which it is obligated to withhold and remit from amounts owing to any employee (including social security taxes), creditor, customer or third party, and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The assessment of any additional Taxes for periods for which returns have been filed is not expected to exceed the recorded liability therefor, and there are no material unresolved questions or claims concerning the Tax liability of the Company or any Subsidiary. There is no pending dispute with, or notice from, any taxing authority relating to any of the Tax returns which, if determined adversely to the Company or any Subsidiary, would result in the assertion by any taxing authority of any valid deficiency in a material amount for Taxes, and to the knowledge of the Company, there is no proposed liability for a deficiency in any Tax to be imposed upon the properties or assets of the Company, the Business or any Subsidiary. There are no federal, state, local or foreign Tax Encumbrances on any asset of the Company, the Business or any Subsidiary (other than Encumbrances for Taxes not yet due and payable).

          (i)       Registration Rights. Except as set forth in the Schedule of
                    -------------------
Exceptions and the Registration Rights Agreement, the Company is not a party to any agreement or commitment which obligates the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), or any other securities law of any jurisdiction,
              --------------
any of its presently outstanding securities or any of its securities which may hereafter be issued.

          (j)       Offering. Subject to the accuracy of the Purchasers"
                    --------
representations in Section 5 of this Agreement, the offer, issuance and sale of the Series D Preferred Stock hereunder constitute, and will constitute, transactions exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act and analogous provisions of the Applicable Laws of all other jurisdictions, and the Company has obtained (or is exempt from the requirement to obtain) all qualifications, permits and other consents required by all Applicable Laws governing the offer, sale, issuance or conversion of securities.

          (k)       Insurance. The Schedule of Exceptions contains a true,
                    ---------
complete and correct list of all insurance policies covering the Business and the respective material assets of the Company and each Subsidiary. The Company and each Subsidiary maintains in full force and effect such insurance policies. Neither the Company nor any Subsidiary is in default with respect to any provision contained in any insurance policy. Neither the Company nor any Subsidiary has failed to give any notice under any insurance policy in due time.

          (l)       Certain Transactions. Except as set forth in the Schedule of
                    --------------------
Exceptions, neither the Company nor any of its Subsidiaries is indebted, either directly or indirectly, to any of the officers, directors, advisory board members or stockholders of the Company or any Subsidiary, or to any Affiliates of the foregoing, in any amount whatsoever, other than for payment of salary for services rendered and reasonable expenses; except as set forth on the Schedule of Exceptions, none of said officers, directors, advisory board members, stockholders and their respective Affiliates are indebted to the Company or any Subsidiary or, to the knowledge of the Company, have any direct or indirect ownership interest in, or any contractual relationship with, any Affiliates of the Company or any Subsidiary or with any Person with which the Company or any Subsidiary has a business relationship, or any Person which, directly or indirectly, competes with the Company or any Subsidiary. Except as set forth in the Schedule of Exceptions, no such officer, director, advisory board member or stockholder, nor any of their respective Affiliates, is, directly or indirectly, a party to or otherwise an interested party with respect to any contract, agreement, arrangement or understanding with the Company or any Subsidiary other than agreements for the issuance of stock options to any such Person under the Stock Option Plan.

          (m)       Contracts. (i) Except as expressly contemplated by this
                    ---------
Agreement, or as set forth in the Schedule of Exceptions, the Company and each of its Subsidiaries is not, and as of each of the Closings the Company and each of its Subsidiaries will not be, a party to, or bound by, and none of their respective assets is or will be subject to, any written or oral agreement, contract, commitment, order, license, lease or other instrument and arrangement of the types described below (the "Contracts"):
                              --------------

                    (A) any pension, profit sharing, stock option, employee stock purchase or other plan providing for deferred, incentive or other compensation to employees, any other employee benefit plan, or any contract with any labor union;

               (B) any contract for the employment or personal services of any officer, individual employee or other person or entity on a full-time, part-time, consulting, advisory or other basis providing annual compensation in excess of $125,000 or which, in any way, restricts or limits the right of the Company or any Subsidiary to terminate such contract at will;

               (C) any loan agreement, indenture, letter of credit, security agreement, mortgage, pledge agreement, deed of trust, bond, note, or other agreement relating to the borrowing of money in excess of $125,000 or to the mortgaging, pledging, transferring of a security interest, or otherwise placing an Encumbrance on any material asset or material group of assets (whether tangible or intangible) of the Company or any Subsidiary;

               (D) any guarantee of the payment or performance of any Person in excess of $125,000; any agreement to indemnify any Person or act as a surety for an amount in excess of $125,000; any other agreement to be contingently or secondarily liable for the obligations of any Person; or any "keep well" or similar credit support arrangements;

               (E) any lease or agreement under which it is the lessee of or holds or operates any property, real or personal, owned by any other party requiring annual payments in excess of $125,000;

               (F) any contract or agreement or group of related agreements with the same party or any group of affiliated parties which requires or may in the future require an aggregate payment by or to the Company or any Subsidiary in excess of $125,000;

               (G) any contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world;

               (H) any material licenses, licensing arrangements and other similar contracts providing in whole or in part for the use by a third party of, or limiting the use by the Company or any Subsidiary of, any Intellectual Property;

               (I) any brokerage or finder"s agreements relating to the transactions contemplated herein;

               (J) any joint venture, partnership and similar contracts involving a sharing of profits or expenses (including joint development and joint marketing contracts);

               (K) any asset purchase agreements, stock purchase agreements and other acquisition or divestiture agreements, including any agreements relating to the sale, lease or disposal of any assets of the Company or any of its Subsidiaries for consideration in excess of $50,000 or involving continuing indemnity or other obligations;

                         (L)  any material sales agency, marketing or
          distributorship agreements;

                         (M) any contracts which contain "take or pay" provisions;

                         (N) any contracts, agreements or arrangements regarding pre-emptive rights, rights of first refusal, put or call rights or obligations, anti-dilution rights or other restrictions on or with respect to the issuance, sale or redemption of the capital stock of the Company or any of its Subsidiaries;

                         (O) any contracts, agreements or arrangements regarding the rights, obligations, restrictions on or with respect to the voting of any of the capital stock of the Company or any of its Subsidiaries or the registration of such stock for offering to the public pursuant to the Securities Act; and/or

                         (P) any other contract, agreement or commitment not the subject matter of clauses (A) through (P) above which is or could be reasonably expected to be material to the Company, any Subsidiary or the Business.

               (ii) The Company and each of its Subsidiaries has performed all obligations required to be performed by it to date and is not in material default under, or in material breach of, or in receipt of any claim of material default under or material breach of, any agreement to which it is a party or to which any of its assets is subject; the Company has no present expectation or intention of not fully performing, or of permitting any of its Subsidiaries not to perform fully, all such obligations; and the Company does not have any knowledge of any material breach or anticipated material breach by the other parties to any contract or commitment to which it or any of its Subsidiaries is a party or to which any of its or their assets is subject.

               (iii) To the knowledge of the Company, none of the officers of the Company or any Subsidiary is a party to any oral or written contract which prohibits, restricts or limits his or her performance of his or her duties or the fulfillment of his or her obligations as an employee and an officer of the Company or any Subsidiary.

               (iv) Each Contract is a legal, valid, binding and enforceable obligation of the Company or a Subsidiary, and to the knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, or other similar laws affecting the enforceability of creditors" rights generally and court decisions with respect thereto, and the discretion of courts in granting equitable remedies. Except as set forth in the Schedule of Exceptions, no Consent of any Person is required under any Contract as a result of or in connection with the execution and delivery by the Company or any of its Subsidiaries or the performance by the Company or any of its Subsidiaries of its obligations hereunder or under any of the Other Agreements or the consummation by the Company or any of its Subsidiaries of the transactions contemplated hereby or thereby.

          (n)            Governmental Consents.  No Governmental Approvals or
                         ---------------------
Consents are required to be obtained under Applicable Law or the Certificate of Incorporation and By-Laws of the Company in connection with (i) the execution, delivery or performance by the Company of this Agreement or any of the Other Agreements or the consummation of any transaction contemplated hereby or thereby, and (ii) the carrying on of the Business as it is presently carried on and is contemplated to be carried on, except as have been obtained or accomplished and except for immaterial Governmental Approvals or Consents, except as set forth on the Schedule of Exceptions. All such Governmental Approvals and Consents have been duly obtained or accomplished and are in full force and effect and the Company and its Subsidiaries are in compliance in all material respects with each such Governmental Approval and Consent.

          (o)            Officers, Employees and Labor.  (i)  Except as set
                         -----------------------------
forth in the Schedule of Exceptions, the Company and each of its Subsidiaries has complied in all material respects with all Applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, social welfare, equal opportunity and collective bargaining. The Company does not have any material labor relations problems. All the employment agreements entered into between the Company or any Subsidiary, on the one hand, and their respective employees, on the other hand, are in full force and effect.

               (ii) The Schedule of Exceptions contains a list of all officers of the Company and each of its Subsidiaries and all other current employees and consultants whose current annual salary or rate of compensation (including bonuses, commissions and inventive compensation) is $125,000 or more, together with their current job titles or relationship to the Company or its Subsidiaries. None of the Persons referred to above, nor any other employee or consultant of the Company and its Subsidiaries, has notified the Company or such Subsidiary that such Person will cancel or otherwise terminate such Person's relationship with the Company or such Subsidiary, or is being terminated by the Company or such Subsidiary.

               (iii) To the Company's knowledge, none of the officers or employees of the Company or any of its Subsidiaries is in breach of any covenant or agreement with any previous employer or other Person with regard to (A) restrictions on competition with the business of such previous employer or other Person, (B) solicitation of the employees of such previous employer or other Persons, or (C) non-disclosure of the confidential or proprietary information of such previous employer or other Person.

               (iv) Except as set forth on the Schedule of Exceptions, the Company and its Subsidiaries do not have any Benefit Plans. The Company has delivered to the Purchasers true, correct and complete copies of all documents, summary plan descriptions, insurance contracts, third party administration contracts and all other documentation created to embody all Benefit Plans, plus descriptions of any Benefit Plans that have not been reduced to writing.

               (v) Except as set forth on the Schedule of Exceptions and for required contributions or benefit accruals for the current plan year, no material liability has been or is expected to be incurred by the Company under or pursuant to any Applicable Law relating to Benefit Plans and, to the best knowledge of the Company, no event, transaction or condition has occurred or exists that could result in any such liability to the Company or any of its Subsidiaries or, following the Closing, the Company, its Subsidiaries, the Purchasers or any such Benefit Plan.

               (vi) Except as set forth on the Schedule of Exceptions, each of the Benefit Plans listed in the Schedule of Exceptions is and has at all times been in compliance in all material respects with all applicable provisions of Applicable Laws.

               (vii) Except as specifically set forth in the Schedule of Exceptions, the execution and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any currently planned additional or subsequent event) constitute an event under any Benefit Plan or individual agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in material benefits with respect to any employee, former employee, consultant, agent or director of the Company or any Subsidiary.

               (viii) With respect to all Benefit Plans which are funded, or are required by Applicable Law to be funded, the present value of all accrued benefits (vested and non-vested) of each such Benefit Plan as of the date of Closing, will not exceed the fair market value of the assets of each such Benefit Plan as of the date of Closing.

          (p)            Compliance with Laws.  Except as set forth on the
                         --------------------
Schedule of Exceptions, the Company and each of its Subsidiaries is not, in any material respects, in violation of any Applicable Laws and has not received notice of any such violation.

          (q)            Intellectual Property.  Except as set forth in the
                         ---------------------
Schedule of Exceptions, the Company owns free and clear of all Encumbrances, or possesses and is validly licensed under, all Intellectual Property material to the operation of the Business, as conducted in the past, as presently conducted and as contemplated to be conducted. Any such licenses are in full force and effect. No past, current, or planned activity, service or product of the Company or any Subsidiary infringes or conflicts with the Intellectual Property of any third party. The Company and its Subsidiaries have taken appropriate steps and measures to establish and preserve ownership of or right to use all Intellectual Property material to the operation of the Business. The Company owns all rights in and to any and all Intellectual Property used or planned to be used by the Company or any Subsidiary, or covering or embodied in any past, current or planned activity, service or product of the Company or any Subsidiary, which Intellectual Property was made, developed, conceived, created or written by any consultant retained, or any employee employed, by the Company or any Subsidiary. To the Company's knowledge, no former or current employee, and no former or current consultant, of the Company or any Subsidiary has any rights in any Intellectual Property made, developed, conceived, created or written by the aforesaid employee or consultant during the period of his retention by the Company or the Subsidiary which can be asserted against the Company or any Subsidiary. The Company owns, or has full and unrestricted rights to use, any and all domain names containing the word "Unete" (including the word "Unete" in combination with any non-military extension, including Unete.com, Unete.net and Unete.org). The domain name Unete.com does not and will not receive an amount of Internet traffic intended for any website or webpage of the Company that would have a Material Adverse Effect. Except as set forth on the Schedule of Exceptions, neither the Company nor any Subsidiary has knowledge of any Intellectual Property owned by the Company or any Subsidiary and material to the operation of the Business which is the subject of any Encumbrance or other agreement granting rights therein to any third party. Except as set forth on the Schedule of Exceptions, neither the Company nor any Subsidiary is obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner, licensor of, or other claimant to, any Intellectual Property, with respect to the use thereof or in connection with the conduct of the Business, or otherwise. The Company and each of its Subsidiaries has taken reasonable steps to protect, maintain and safeguard the Intellectual Property material to the Business, including any Intellectual Property for which improper or unauthorized disclosure would impair its value or validity, and has executed and has had executed appropriate nondisclosure and confidentiality agreements and made all appropriate filings and registrations in connection with the foregoing. Neither the Company nor any Subsidiary has knowledge of any infringement by any third party of any Intellectual Property of the Company or any Subsidiary. There has been no judgment, decree, injunction, rule, or order rendered by any Governmental Authority, and no claim made against the Company or any Subsidiary, asserting the invalidity, abuse, misuse or unenforceability of any Intellectual Property material to the operation of the Business, or that would limit, cancel, or question the validity of, or the rights of the Company or any Subsidiary in, any Intellectual Property material to the operation of the Business.

          (r)            Environmental Matters.  (i) The Company has complied in
                         ---------------------
all material respects with all applicable Environmental Laws. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Authority, relating to any Environmental Law involving the Company or any of its Subsidiaries.

               (ii) Neither the Company, nor to the knowledge of the Company, any third party has released any Materials of Environmental Concern into the environment at any parcel of real property or any facility formerly or currently owned, leased, operated or controlled by the Company. The Company is not aware of any releases of Materials of Environmental Concern at parcels of real property or facilities other than those owned, leased, operated or controlled by the Company that could reasonably be expected to have an impact on the real property or facilities owned, leased, operated or controlled by the Company.

               (iii) Set forth in the Schedule of Exceptions is a list of all environmental reports, investigations and audits of which the Company is aware (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Authority or other third party) issued or conducted during the five years preceding the date hereof relating to premises currently or previously owned, leased or operated by the Company or any of its Subsidiaries. Complete and accurate copies of each such report, or the results of each such investigation or audit, have been provided to the Purchasers.

          (s)            Certain Practices.  Neither the Company nor any
                         -----------------
Subsidiary (nor any constituent corporation of any merger of which the Company or any Subsidiary is a surviving corporation, or other Person of which the Company or any Subsidiary is the surviving corporation) nor any of their respective officers, employees, directors, representatives or agents has, since the inception of the Business by the Company or any of its Subsidiaries (or their predecessors): (i) taken any action in furtherance of any boycott not sanctioned by the United States; (ii) entered into any contract or agreement to conduct any transaction with any Governmental Authority, agent, representative or resident of, or any Person based or resident in, any of the following countries: Angola (UNITA); Burma (Myanmar); Cuba; Iran; Iraq; Libya; North Korea; Sudan; Syria; and the Federal Republic of Yugoslavia (Serbia and Montenegro); or (iii) knowingly offered, promised, authorized or made, directly or indirectly, (A) any unlawful payments under Applicable Laws, or (B) any payments or other inducements (whether or not unlawful), to any government official, including any official of an entity owned or controlled by a government, political party or official thereof or any candidate for political office, with the intent or purpose of: (1) influencing any act or decision of such official in his official capacity; (2) inducing such official to do or omit to do any act in violation of the lawful duty of such official; (3) receiving an improper advantage; or (4) inducing such official to use his influence with a Governmental Authority to affect or influence any act or decision of such Governmental Authority; in order to assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person.

          (t)            Brokers.  No finder, broker, agent, financial advisor
                         -------
or other intermediary has acted on behalf of the Company or any of its Affiliates in connection with the offering of the Series D Preferred Stock or the negotiation or consummation of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby. All such negotiations or the consummation of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby will not give rise to any valid claim against the Company, any Subsidiary or any of the Purchasers for any brokerage or finder's commission, fee or similar compensation.

          (u)            No Undisclosed Liabilities.  Except as set forth on the
                         --------------------------
Schedule of Exceptions or in the SEC Reports, neither the Company nor any Subsidiary has any liabilities, obligations, claims, commitments or debts of any nature, whether known or unknown, whether due or becoming due, or asserted or unasserted (whether fixed, accrued, absolute, contingent, secured or otherwise). The Schedule of Exceptions sets forth a true and complete schedule of accrued liabilities and future payments due with respect to any acquisitions by the Company or any Subsidiary of any equity securities or assets of any Person.

          (v)            Disclosure.  This Agreement (including the Schedules
                         ----------
and Exhibits hereto) does not contain any untrue statement of any material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. To the Company's knowledge, there are no facts that, individually or in the aggregate, would have a Material Adverse Effect that have not been set forth in this Agreement (including the Schedule of Exceptions).

          (w)            SEC Filings.  Since January 1, 1997, the Company has
                         -----------
timely filed all forms, reports and documents with the SEC required to be filed by it pursuant to the Federal securities laws and the rules and regulations of the SEC thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder. The above referenced forms, reports and documents of the Company are sometimes collectively referred to herein as the "SEC Reports." A true and complete list of the SEC Reports is set forth in the Schedule of Exceptions. All documents required to be filed as exhibits to the SEC Reports have been timely filed. None of the SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (x)            Financial Statements.  The consolidated balance sheets
                         --------------------
and the related consolidated statements of income, stockholders' equity and cash flows (including the related notes thereto) of the Company and its Subsidiaries included in the SEC Reports complied as to form in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP, applied on a basis consistent with prior periods except as otherwise noted therein, present fairly the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein, and reflect all adjustments necessary for the fair presentation of results for the periods presented except as set forth on the Schedule of Exceptions.

          (y)            Availability and Transfer of Foreign Currency.  All
                         ---------------------------------------------
requisite foreign exchange control approvals and other authorizations, if any, by any Governmental Authority have been validly obtained and are in full force and effect to assure: (a) the ability of the Company and its Subsidiaries to make any and all payments necessary to (i) each Purchaser for dividend payments on the Common Stock and the Series D Preferred Stock, or (ii) any other party in order to conduct the Business; (b) the ability of the Company's Subsidiaries to make any and all payments of dividends and other distributions to the Company and any and all other intercompany payments to or from the Company; and (c) the availability of dollars to enable each Purchaser to convert its investment to dollars, if necessary, if such Purchaser liquidates its investment in the Series D Preferred Stock or the Common Stock.

          (z)            Absence of Changes.  Except as set forth in the
                         ------------------
Schedule of Exceptions, since June 30, 2001, neither the Company nor any Subsidiary has:

               (i)       suffered any Material Adverse Effect;

               (ii) incurred, assumed, guaranteed or discharged any debt, claim, commitment, obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due (including any indebtedness for borrowed money), in excess of $100,000, individually or in the aggregate;

               (iii) mortgaged, pledged or subjected to any other Encumbrance, any material piece of property, business or assets, tangible or intangible;

               (iv) sold, transferred, leased to others or otherwise disposed of any of the assets of the Business, in excess of $100,000, individually or in the aggregate, or canceled or compromised any debt, claim, commitment, liability or obligation, or waived or released any right of substantial value, involving an amount in excess of $100,000, individually or in the aggregate;

               (v) received any written notice of termination of any Contract with required payments thereunder in excess of $100,000;

               (vi) suffered any damage, destruction or loss (whether or not covered by insurance) to property, in excess of $100,000, individually or in the aggregate;

               (vii) transferred or granted any rights under, or entered into any settlement regarding the breach, misappropriation, infringement or violation of, any Intellectual Property, or modified any existing rights with respect thereto in a manner involving payments by or to the Business in excess of $100,000, individually or $100,000 in the aggregate;

               (viii) with respect to amounts in excess of $25,000 per year, made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or paid or agreed or made any enforceable oral promise to pay, conditionally or otherwise, any bonus, incentive, retention or other compensation, retirement, welfare, fringe or severance benefit or vacation pay, to or in respect of any employee, distributor or agent;

               (ix) made any change in its accounting, auditing or tax methods, practices or principles;

               (x) encountered any labor union organizing activity, had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts, or had any material and adverse change in its relations with its employees, distributors, agents, customers or suppliers;

               (xi) entered into any Contract, involving an amount per year in excess of $100,000, individually or in the aggregate, or paid or agreed to pay any brokerage or finder's fee, or incurred any severance pay obligations by reason of, this Agreement or any of the transactions contemplated hereby;

               (xii) made any grant of credit to any customer or distributor on terms or in amounts materially more favorable than had been extended to that customer or distributor in the past; or

               (xiii) taken any action or omitted to take any action that has resulted or could reasonably be expected to result in the occurrence of any of the foregoing.

          (aa)           Real Property Holding Company.  The Company is not a
                         -----------------------------
real property holding company within the meaning of Section 897(c)(2) of the United States Internal Revenue Code of 1986, as amended.

          (bb)           Investment Company Act.  The Company is not, nor is it
                         ----------------------
directly or indirectly controlled by or acting on behalf of, any Person that is an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.

          (cc)   Subchapter S. The Company has not elected to be treated as a
                 ------------
Subchapter S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the United States Internal Revenue Code of 1986, as amended.

          (dd)   State Takeover Statutes. The Board of Directors of the Company
                 -----------------------
has approved this Agreement, the Other Agreements and the transactions contemplated hereby and thereby and the provisions of any "fair price," "moratorium," "control share," "interested stockholders," "affiliated transaction" or other anti-takeover statute or regulation, and any antitakeover or other restrictive provisions of the Company's Certificate of Incorporation are not applicable to the transactions contemplated by this Agreement or the Other Agreements.

     5.   Representations and Warranties of the Purchasers. Each Purchaser
          ------------------------------------------------
severally (and not jointly) represents and warrants to the Company that:

          (a)    Investment Intent. The shares of Series D Preferred Stock to be
                 -----------------
acquired by and issued to the Purchaser pursuant to this Agreement are being acquired by the Purchaser solely for its own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of them.

          (b)    Sophistication. Such Purchaser is able to bear the economic
                 --------------
risk of an investment in shares of the Series D Preferred Stock to be acquired by it pursuant to this Agreement and can afford to sustain a total loss of such investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment and therefore has the capacity to protect its own interests in connection with the purchase of its respective shares of Series D Preferred Stock.

          (c)    Illiquidity. Such Purchaser understands that there is no public
                 -----------
market for the shares of Series D Preferred Stock to be acquired by it and that there may never be a public market for such stock, and that even if a market develops for such stock such Purchaser may have to bear the risk of its investment in such stock for a substantial period of time.

          (d)    Accredited Investor. Such Purchaser is an "accredited investor"
                 -------------------
within the meaning of Regulation D promulgated under the Securities Act. In addition (but without limiting the effect of the Company's representations and warranties contained herein), such Purchaser has received such information as it considers necessary or appropriate for deciding whether to acquire its respective shares of Series D Preferred Stock.

          (e)    Brokers. No finder, broker, agent, financial advisor or other
                 -------
intermediary has acted on behalf of such Purchaser in connection with the transactions contemplated by this Agreement or the Other Agreements.

          (f)    Investment Company Act. No Purchaser is an "investment company"
                 ----------------------
within the meaning of the United States Investment Company Act of 1940, as amended.

          (g)    Requisite Power and Authority. Each Purchaser has all necessary
                 -----------------------------
power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party and to carry out their provisions. This Agreement has been duly executed and delivered by each Purchaser, and each of the Other Agreements when executed and delivered by each Purchaser who is a party thereto, will constitute the legal, valid and binding obligations of such Purchaser, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, or other similar laws affecting the enforceability of creditors rights generally and court decisions with respect thereto, and the discretion of courts in granting equitable remedies.

          (h)    No Conflict. The execution and delivery by each Purchaser of
                 -----------
this Agreement and the consummation of the transactions contemplated hereby by each Purchaser will not result in any violation of or default under, any provision of the organizational documents of such Purchaser, any contract to which such Purchaser is a party or any applicable law, rule or regulation, which violation or default could reasonably be expected to (i) affect the validity of this Agreement or any agreement entered into pursuant hereto, (ii) affect in any material respect any action taken or to be taken by such Purchaser pursuant to this Agreement or any agreement entered into pursuant hereto or (iii) have a material adverse effect on the properties, assets, business or operations of such Purchaser.

     6.   Covenants.
          ---------

          (a)    Pre-Closing Actions. As promptly as practicable, each of the
                 -------------------
parties to this Agreement will (i) use commercially reasonable efforts to take all actions required of such party to do all other things reasonably necessary, proper or advisable to consummate the transactions contemplated hereby by the date of the Closing, (ii) file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by such party pursuant to Applicable Law in connection with this Agreement, the issuance of the shares of Series D Preferred Stock pursuant hereto and the consummation of the other transactions contemplated hereby and by the Other Agreements; (iii) use all reasonable efforts to obtain, or cause to be obtained, all Consents (including all Governmental Approvals and any Consents required under any contract) necessary to be obtained by such party in order to consummate the transactions contemplated pursuant to this Agreement and the Other Agreements; and (iv) coordinate and cooperate with the other parties in exchanging such information and supplying such assistance as may be reasonably requested by the other parties in connection with any filings and other actions to be made or taken in order to consummate the transactions contemplated pursuant to this Agreement and by the Other Agreements.

          (b)    Covenants Pending Closing. Pending the Closing, neither the
                 -------------------------
Company nor any Subsidiary will, without the Purchasers' prior written consent, take any action which would result in any of the representations or warranties made by the Company in this Agreement not being true in any material respect at and as of the time immediately after such action, or in any of the covenants contained in this Agreement becoming incapable of performance. The Company will promptly notify the Purchasers of any action or event of which it becomes aware which has the effect of making incorrect any of such representations or warranties in any material respect or which has the effect of rendering any of such covenants incapable of performance. The giving of such notice shall not relieve the Company of any liability or the failure of any condition to the obligations of the Purchasers hereunder.

          (c)       Stockholder Approval; Information Statement.
                    -------------------------------------------

               (i) As promptly as possible after the execution and delivery of this Agreement, the Company shall prepare and file with the SEC, and use its reasonable best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable an information statement meeting the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended (the "Information Statement") shall otherwise comply with
                       ----------------------
Applicable Law in connection with obtaining the approval of the Company's stockholders in connection with the transactions contemplated hereby. The Company will provide the Purchasers with a copy of the preliminary Information Statement and all modifications thereto prior to filing or delivery to the SEC and will consult with the Purchasers in connection therewith. The Company will notify the Purchasers promptly of any receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Information Statement or for additional information and will supply the Purchasers with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Information Statement. If at any time after the mailing of the Information Statement to the Company's stockholders there shall occur any event that should be set forth in an amendment or supplement to the Information Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Information Statement, or any amendment or supplement thereto, to which the Purchasers reasonably object. Except with respect to information provided in writing by UBS, LSC or ITI, the Company covenants that the Information Statement, including any amendment or supplement thereto shall not contain any untrue statement of a material fact or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

               (ii) UBS, LSC and ITI, separately and not jointly, covenant that any information regarding themselves furnished by each of them in writing to the Company, specifically for inclusion in the Information Statement (including any amendment or supplement thereto) will not contain any untrue statement of a material fact or omission of a material fact required to be stated in the Proxy Statement or any amendment or supplement thereto necessary to make the statements therein not misleading.

          (d)       No Solicitation. Except as otherwise expressly authorized in
                    ---------------
this Agreement, from the date hereof to the Closing, the Company and its Subsidiaries shall (and shall cause their respective employees, directors, agent and Affiliates to) immediately suspend any existing negotiations or discussions relating to any sale or other transfer of actual or beneficial ownership of the Company, any shares of capital stock of the Company or any Subsidiary, the business or any of the Company's or any Subsidiary's assets (other than in the ordinary course of business) (collectively, a "Transaction"), and the Company
                                               ------------
and its Subsidiaries shall not, and shall cause their respective employees, directors, agents and Affiliates to not, (a) solicit any proposals or offers relating to a Transaction, or (b) negotiate or discuss with any third party concerning any proposal or offer for a Transaction.

          (e)       Books and Records. The Company shall, and shall cause each
                    -----------------
Subsidiary to, maintain books and records accurately disclosing all payments made.

          (f)         Post-Closing Covenants. Until the consummation of a
                      ----------------------
Qualified Public Offering, the Company will deliver to each holder of at least 833,333 shares of Common Stock on an as-converted basis:

               (i) as soon as available, but in any event within ninety (90) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related audited statements of consolidated income, stockholders equity and changes in financial position of the Company and its Subsidiaries for such fiscal year, setting forth in each case (after the first full fiscal year of the Company) in comparative form the figures for the previous year which shall be prepared in accordance with GAAP applied consistently throughout the periods reflected therein and reported on without any qualification as to the scope of the audit by independent certified public accountants of nationally recognized standing;

               (ii) as soon as available but in any event within thirty (30) days after the end of each calendar month of the Company such monthly reports as are presented to management of the Company or any of its Subsidiaries.

               (iii) No later than thirty (30) days prior to the start of each fiscal year, an annual business plan setting forth the anticipated strategic business activities and goals of the Company and its Subsidiaries, including an expected annual budget and operating plan (containing projections of operating results) for the Company and its Subsidiaries.

               (iv)   As soon as available, but in any event within forty-five
(45) days after the end of each semi-annual fiscal period of the Company, an update to the monthly projections contained in the annual budget, operating plan and business plan furnished by the Company to the Purchasers pursuant to subsection (iii) above;

               (v) promptly upon receipt thereof, copies of all final reports submitted to the Company or any of its Subsidiaries by independent certified public accountants in connection with each annual, interim or special audit of the books of the Company or of any of its Subsidiaries made by such accountants, including, without limitation, any final comment letter submitted by such accountants to management in connection with their annual audit;

               (vi) promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Company to all of its security holders in their capacity as such or by any Subsidiary of the Company to its security holders, other than the Company, and of all regular and periodic reports and all final registration statements and final prospectuses, if any, filed by the Company or any of its Subsidiaries with any securities exchange or with the SEC or any Governmental Authority succeeding to any of its functions;

               (vii) as soon as available, but in any event within thirty (30) days after the end of each month and within ten (10) days prior to each regularly scheduled meeting of the Board of Directors of the Company, a narrative report prepared by the President of the Company detailing the activities, business developments, operating results and marketing efforts of the

Company and its Subsidiaries since the date of the previous such report delivered by the Company pursuant to this subsection (vii); and

               (viii) such other information reasonably requested by such Purchaser.

          (g)         Inspection Rights. Until the consummation of a Qualified
                      -----------------
Public Offering, each holder of at least 833,333 shares of common stock on an as-converted basis shall have the right, upon reasonable notice, to visit and inspect any of the properties of the Company or any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its Subsidiaries with its directors, officers and employees, all at such reasonable times and as often as may be reasonably requested; provided, however, that the
                                                   --------  -------
Company shall not be obligated to provide access to any information which it reasonably considers to be a trade secret or similar confidential information unless the recipient of such information executes a nondisclosure agreement in a form reasonably acceptable to the Company.

          (h)         Listing Application. As soon as possible as of the date
                      -------------------
hereof the Company shall file with Nasdaq a listing application with respect to the Conversion Shares and use its reasonable best efforts to cause such application to become effective.

     7.   Conditions to Obligations of the Purchasers. The obligation of each of
          -------------------------------------------
the Purchasers to purchase and pay for the Series D Preferred Stock which it has agreed to purchase at the Closing and the other obligations of each of the Purchasers under this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions, any of which may be waived in writing in whole or in part by such Purchaser:

          (a)         Representations and Warranties. On the date of the Closing
                      ------------------------------
each of the representations and warranties of the Company set forth in this Agreement that is qualified as to materiality and each of the representations and warranties set forth in Section 4(c) shall be true and correct in all respects and each such representation and warranty that is not so qualified shall be true and correct in all material respects in each case on the date hereof and at and as of the date of the Closing with the same effect as though such representations and warranties had been made at and as of the date of the Closing.

          (b)         Performance. The Company and each of its Subsidiaries
                      -----------
shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the Closing.

          (c)         Absence of Litigation. (i) The consummation of the
                      ---------------------
transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority; (ii) no court or other Governmental Authority shall have determined that any Applicable Law makes illegal the consummation of the transactions contemplated hereby and no Action with respect to the application of any such Applicable Law to such effect shall be pending or threatened; and (iii) no Action shall be pending or shall have been threatened which seeks to impose liability upon any of the Purchasers by reason of the consummation of the transactions contemplated by this Agreement.

          (d)         Opinion of Counsel to the Company and Subsidiaries. The
                      --------------------------------------------------
Purchasers shall each have received the written opinion of counsel for the Company, in form and substance satisfactory to the Purchasers dated and delivered as of the date of the Closing, substantially identical in form and substance to Exhibit D hereto.
             ---------

          (e)         Consents. The Company shall have obtained any and all
                      --------
Consents and Governmental Approvals set forth in the Schedule of Exceptions, and shall have made any and all filings and declarations necessary or appropriate
(A) for the consummation of the transactions contemplated by this Agreement and the Other Agreements, (B) pursuant to Applicable Law, and (C) pursuant to Contracts applicable to the Company in connection with the transactions contemplated by this Agreement and the Other Agreements.

          (f)         Assignment of Intellectual Property. All the Intellectual
                      -----------------------------------
Property set forth in the Schedule of Exceptions shall have been assigned or licensed, as applicable, to the Company pursuant to instruments in form and substance satisfactory to the Purchasers, and the written Consent of any third party necessary for any such assignment or license shall have been obtained.

          (g)         Contemporaneous Transactions. Prior to or
                      ----------------------------
contemporaneously with the Closing:

               (i) Each of the Stockholders Agreement, Registration Rights Agreement, and the Tutopia Put Agreement shall have been executed and delivered by each party named on the signature pages thereof.

               (ii) (A) The Company shall have issued to each Purchaser, and each of the Purchasers shall have acquired, the shares of Series D Preferred Stock to be acquired at the Closing by such Purchaser under this Agreement, and
(B) the Company shall have delivered to each Purchaser certificates representing such shares of Series D Preferred Stock acquired hereunder, each registered in the name of such Purchaser or the name of its nominee(s).

               (iii) The Amendment to the Certificate shall have been duly filed with the Secretary of State of Delaware. The Amendment to the Certificate shall be in full force and effect as of the Closing and shall not have been amended or modified.

               (iv) The Series D Certificate shall have been duly filed with the Secretary of State of the State of Delaware. The Series D Certificate shall be in full force and effect as of the Closing and shall not have been amended or modified.

               (v)    [deleted]

               (vi)   [deleted]

               (vii) The Company shall have obtained the approval of its stockholders in accordance with Applicable Law and Nasdaq rules and regulations necessary to consummate the transactions contemplated hereby.

               (viii) The composition of the Board shall be in compliance with the terms of the Stockholders Agreement.

               (ix) A Nasdaq listing application with respect to the Conversion Shares shall have been filed and become effective.

               (x) The requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any foreign anti-competition, antitrust or pre-merger notification rules and regulations, if applicable, shall have been complied with.

               (xi) The Company shall have received waivers from its senior management, optionholders and the other parties to the Material Instruments, in form and substance satisfactory to the Purchasers, of the change-in-control provisions contained in their respective employment agreements, option agreements and/or Material Instruments with respect to the transactions contemplated hereby.

          (h)         Closing Papers. The Company shall have delivered to each
                      --------------
of the Purchasers all of the following:

               (i) a certificate signed by the President and Chief Executive Officer of the Company, dated as of the date of the Closing, stating that (A) the person signing such certificate has made or has caused to be made such investigations as are necessary to permit him to certify the accuracy of the information set forth therein, (B) such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading, and (C) the other conditions specified in this
Section 7 have been satisfied;
---------

               (ii) copies (certified by the President, Secretary or Assistant Secretary of the Company or, if required under Applicable Law, the applicable Governmental Authority) of the resolutions duly adopted by the Board of Directors and Stockholders of the Company authorizing the adoption of the Series D Certificate and authorizing the execution, delivery and performance of this Agreement, the Other Agreements and all other agreements referred to in this Agreement as being executed at or prior to the Closing;

               (iii) copies (certified by the Secretary or Assistant Secretary of the Company) of the Certificate of Incorporation and Bylaws (or equivalent documents) of the Company and, each of the Subsidiaries listed on Schedule
                                                                  --------
7(h)(iii) hereto, in each case as amended through the date of the Closing; and
---------

               (iv) such other documents relating to the transactions contemplated by this Agreement as any Purchaser may reasonably request.

          (i)         Absence of Material Adverse Effect. No event or series of
                      ----------------------------------
events shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect.

          (j)         Proceedings. All corporate and other proceedings of the
                      -----------
Company taken or to be taken in connection with the transactions contemplated hereby and by the Other

Agreements to be consummated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser.

          (k)         Legends. Each stock certificate issued by the Company to
                      -------
stockholders party to the Stockholder Agreement or Registration Rights Agreement on or prior to the date of the Closing shall have been stamped or otherwise imprinted with a legend in substantially the form provided in Section 5.12 of the Stockholders Agreement and Section 2 of the Registration Rights Agreement.

     8.   Conditions to the Obligations of the Company. The obligations of the
          --------------------------------------------
Company with respect to each Purchaser under this Agreement are subject to the fulfillment on or prior to the date of the Closing of the following conditions, any of which may be waived in writing, in whole or in part, by the Company:

          (a)         Representations and Warranties. On the date of the
                      ------------------------------
Closing, each of the representations and warranties of such Purchaser set forth in this Agreement shall be true and correct in all respects on the date hereof and at and as of the date of the Closing with the same effect as though such representations and warranties had been made at and as of the date of the Closing.

          (b)         Performance. Such Purchaser shall have performed and
                      -----------
complied in all material respects with all agreements and conditions contained herein required to be performed by or complied with by it prior to the Closing.

          (c)         Absence of Litigation. (i) The consummation of the
                      ---------------------
transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority; (ii) no court or other Governmental Authority shall have determined that any Applicable Law makes illegal the consummation of the transactions contemplated hereby and no Action with respect to the application of any such Applicable Law to such effect shall be pending or threatened; and (iii) no Action shall be pending or shall have been threatened which seeks to impose liability upon any Company by reason of the consummation of the transactions contemplated by this Agreement.

          (d) The requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any foreign anti-competition, antitrust or pre-merger notification rules and regulations, if applicable, shall have been complied with.

     9.   Survival. The representations and warranties of the Company set forth
          --------
in Sections 4(a), 4(b), 4(c), 4(d), 4(e), 4(h), 4(j), 4(o), 4(q), 4(t), 4(u) and
4(y) shall survive the Closing indefinitely. All other representations and warranties of the Company contained herein shall expire at the second anniversary of the Closing. The representations and warranties of the Purchasers contained herein shall survive the Closing for a period of two years. All covenants and agreements contained herein shall survive the Closing indefinitely.

     10.  Termination. This Agreement may be terminated:
          -----------

          (a)         by mutual written consent of all of the parties hereto; or

          (b) by any of the Purchasers (with respect to such Purchaser only) by written notice to the Company if any of the conditions to the Closing set forth in Section 7 shall not have been fulfilled by 5:00 p.m. New York time on the date which is 60 days from the date hereof, unless such failure shall be due to the failure of such Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

     11.  Effect of Termination. If this Agreement is terminated pursuant to the
          ---------------------
provisions of Section 10, then this Agreement shall become void and have no effect, without any liability to any person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, employees, consultants, agents, representatives, advisers, stockholders or Affiliates except for any liability resulting from such party's breach or default under this Agreement.

     12.  Miscellaneous Provisions.
          ------------------------

          (a)         Acknowledgment. Each Purchaser acknowledges and agrees
                      --------------
that it has, independently and without reliance upon any other Purchaser, made its own evaluation and decision to acquire the Series D Preferred Stock to be acquired by it pursuant to this Agreement. Each Purchaser further acknowledges that no other Purchaser has acted as an agent for such Purchaser or the Company in connection with the acquisition of the shares of Series D Preferred Stock hereunder and will not be acting as an agent for such Purchaser in connection with monitoring its investment hereunder.

          (b)         Notices. All notices, requests, demands, approvals,
                      -------
consents, waivers or other communications required or permitted to be given hereunder (each, a Notice") shall be in writing and shall be (a) personally
                   ------
delivered, (b) transmitted by telecopy facsimile, provided that the original copy thereof also is sent by pre-paid, first class, registered or certified mail (return receipt requested) or by next-day or overnight mail (to any United States address), or by an internationally recognized express delivery service (to any foreign address), (c) sent by first class, registered or certified mail (return receipt requested) or by next-day or overnight mail (to any United States address), postage and charges prepaid, or (d) delivered by an internationally recognized express delivery service (to any foreign address), postage and charges prepaid:

               (i) if to any Purchaser, at the address and numbers set forth at the end of this Agreement, marked for attention as therein indicated;

               (ii)   if to the Company, to:

                      IFX Corporation
                      15050 N.W. 79 Court
                      Suite 200
                      Miami Lakes, FL 33016
                      Attention: Chief Executive Officer
                      Telephone Number: 305-512-1102
                      Telecopy Number:  305-574-7867

                      With a copy to:

                      Neal, Gerber & Eisenberg
                      Two North LaSalle Street
                      Chicago, Illinois 60602
                      Attention: Scott J. Bakal, Esq.
                      Telephone Number: 312-269-8000
                      Telecopy Number:  312-269-1747

or, in each case, at such other address and numbers as may have been furnished in a Notice by such Person to the other parties. Any Notice shall be deemed effective or given upon receipt (or refusal of receipt).

               (c)    Severability. Should any Section or any part of a Section
                      ------------
within this Agreement be rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other Section or part of a Section in this Agreement.

               (d)    Governing Law. This Agreement shall be governed by and
                      -------------
construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the State of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in
Section 12(b) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

               (e)    Publicity. Except as required by Applicable Law or the
                      ---------
requirements of any securities exchange or market (in which case the nature of the announcement shall be described to the other parties (and the other parties shall be allowed reasonable time to comment) prior to dissemination to the public), no party shall make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties.

          (f)  Captions and Section Headings. Captions or section headings
               -----------------------------
contained in this Agreement are inserted as a matter of convenience and for reference purposes only, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

          (g)  Amendments and Waivers. Neither this Agreement nor any term
               ----------------------
hereof, may be changed, waived, discharged or terminated orally or in writing, except that any term of this Agreement may be amended and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) with (but only with) the prior written consent of the Company and all the Purchasers; provided, however, that no such amendment
                                       --------  -------
or waiver shall extend to or affect any obligation not expressly waived or impair any right consequent therein.

          (h)  Successors and Assigns. All rights, covenants and agreements of
               ----------------------
the parties contained in this Agreement shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns. This Agreement may not be assigned (by operation of law, contract or otherwise) by any party hereto; provided, however, that each Purchaser may
                                   --------  -------
assign or otherwise transfer its rights and obligations hereunder to: (i) any Person who acquires shares of Series D Preferred Stock from any Purchaser or any successor or assign of any Purchaser; or (ii) any successor-in-interest to substantially all of such Purchaser's or successor's or assign's business (whether by stock sale, asset sale or otherwise).

          (i)  Expenses. The Company agrees to pay the reasonable fees and
               --------
reimburse the reasonable out-of-pocket expenses, including legal and accounting fees and expenses, of UBS, upon receipt of the bill therefor, in connection with the transactions contemplated by this Agreement and the Other Agreements. The Company agrees to reimburse reasonable travel and lodging expenses of the Purchasers in connection with attendance of the Purchasers' representatives at meetings of the Board of Directors of the Company and other visits to the Company associated with exercising or fulfilling any of its rights or obligations under this Agreement or the Other Agreements.

          (j)  Entire Agreement. This Agreement (including the attached Exhibits
               ----------------
and Schedules) contains the entire agreement and understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof.

          (k)  Exhibits. The Exhibits and Schedules attached to this Agreement
               --------
hereby are incorporated into and made a part of this Agreement.

          (l)  Further Assurances. Each party shall cooperate and take such
               ------------------
actions as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the Other Agreements and the transactions contemplated hereby and thereby.

          (m)  Condition to Effectiveness. This Agreement shall become effective
               --------------------------
only upon its execution and delivery by the Company and each Purchaser.

          (n)  Counterparts. This Agreement may be executed (including by
               ------------
facsimile transmission) with counterpart signature pages or in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          (o)  Attorneys' Fees. If any party initiates any legal action arising
               ---------------
out of or in connection with this Agreement or any of the Other Agreements, the prevailing party in such legal action shall be entitled to recover from the other party all reasonable attorneys' fees, expert witness fees and expenses incurred by the prevailing party in connection therewith.

          (p)  Disclosure Generally. The Schedule of Exceptions shall be
               --------------------
arranged in sections corresponding to the Sections contained in this Agreement, and the disclosures in any section of the Schedule of Exceptions shall qualify only (a) the corresponding section of this Agreement, and (b) other sections of
Section 4 to the extent it is clear (notwithstanding the absence of a specific cross-reference) from a reading of the exception that such exception is applicable to such other sections. The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is material or has or would have a Material Adverse Effect, or is outside the ordinary course of business.

          (q)  Covenant of Stockholders.  At the Closing, (i) each of Shalom,
               ------------------------
Eidelstein and Casty will execute and deliver the Stockholders Agreement, and
(ii) and Casty will execute and deliver the Registration Rights Agreement. Each of such parties shall cause their Affiliates owning shares of Common Stock or Preferred Stock to also execute such agreements. Each of such parties also will enter into any necessary documents to consent to the transactions contemplated hereby.

          (r)  Consent of UBS Capital.  Pursuant to Section 4(b) of the Series A
               ----------------------
Certificate, Section 4(b) of the Series B Certificate, and Section 4(c) of the Series C Certificate, UBS Capital, as holder of one hundred percent (100%) of the outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, hereby (i) consents to the issuance of the Series D Preferred Stock, (ii) waives any anti-dilution adjustments arising from the issuance of the Series D Preferred Stock pursuant to the Agreement or the issuance of any Conversion Shares upon conversion of Series D Preferred Stock in accordance with the Series D Certificate and (iii) consents to the filing of the Amended Certificate of Incorporation.

     13.  Definitions.
          -----------

          (a)  Definitions. For the purposes of this Agreement, the following
               -----------
terms shall have the meanings specified below:

          "Action" has the meaning set forth in Section 4(g)(i).
           ------                               ---------------

          "Additional Shares" has the meaning set forth in Section 2(b).
           -----------------                               ------------

          "Affiliate" of a specified Person means (i) any Person that directly
           ---------
or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, or (ii) in the case of a natural Person, such Person's spouse, parent or lineal descendant (whether by blood or adoption and including stepchildren). "Control" (including the terms "controlled by" and "under common control with")
 -------                        -------------       -------------------------
means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

          "Agreement" shall mean this Agreement (including the Schedules and
           ---------
Exhibits hereto), as amended, supplemented or modified from time to time in accordance with the provisions hereof.

          "Amendment to the Certificate" means the Amendment to the Certificate
           ----------------------------
of Incorporation of the Company in form and substance identical to Exhibit G
                                                                   ---------
attached hereto.

          "Applicable Law" shall mean, with respect to any Person, any and all
           --------------
provisions of any constitution, treaty, statute, law, regulation, ordinance, code, rule, judgment, rule of common law, order, decree, award, injunction, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.

          "Benefit Plan" shall mean any plan, agreement or arrangement, formal
           ------------
or informal, whether oral or written, whereby the Company or any Subsidiary provides any benefit to any present or former officer, director or employee, or dependent or beneficiary thereof, including any profit sharing, deferred compensation, stock option performance stock, pension, death benefit or other fringe benefit, employee stock purchase, bonus, severance, retirement, health or insurance plan.

          "Board" shall mean the Board of Directors of the Company.
           -----

          "Business" shall mean the business of the Company and each of its
           ---------
Subsidiaries.

          "Capital Stock Agreements" shall have the meaning set forth in Section
           ------------------------
4(c)(ii).

          "Casty" has the meaning set forth in the first paragraph hereof.
           -----

          "Closing" has the meaning set forth in Section 2.
           -------                               ---------

          "Common Stock" has the meaning set in Section 4(c)(i).
           ------------

          "Company" has the meaning set forth in the first paragraph hereof.
           -------

          "Consent" shall mean any consent, approval, authorization, waiver,
           -------
permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

          "Contracts" has the meaning set forth in Section 4(m)(i).
           ---------                               ---------------

          "Contracts Schedule" has the meaning set forth in Section 4(m)(i).
           ------------------

          "Conversion Shares" has the meaning set forth in Section 4(c)(iii).
           -----------------

          "Convertible Securities" shall mean (i) any rights, options or
           ----------------------
warrants issued by the Company or any of its Subsidiaries to acquire Common Stock or any capital stock of the Company or any Subsidiary, including the shares of Series D Preferred Stock to be issued hereunder, (ii) any notes, debentures, shares of preferred stock or other securities, options, warrants or rights issued by the Company or any of its Subsidiaries, which are convertible or exercisable into, or exchangeable for, Common Stock or any capital stock of the Company or any Subsidiary and (iii) any contractual or other obligation (whether fixed, contingent or otherwise) to issue shares of capital stock or other securities of the Company or any Subsidiary in connection with the acquisition of any securities, business or enterprise (including any Internet Service Provider).

          "$" or "dollars" shall mean lawful money of the United States of
           -      -------
America.

          "Eidelstein" has the meaning set forth in the first paragraph hereof.
           ----------

          "Encumbrance" shall mean any lien, encumbrance, hypothecation, right
           -----------
of others, proxy, voting trust or similar arrangement, pledge, security interest, collateral security agreement, limitations on voting rights, limitations on rights of ownership filed with any Governmental Authority, claim, charge, equities, mortgage, pledge, objection, title defect, title retention agreement, option, restrictive covenant, restriction on transfer, right of first refusal, right of first offer, statutory or contractual preemptive right or any comparable interest or right created by or arising under Applicable Law, of any nature whatsoever.

          "Environmental Law" means any United States federal, state, local or
           -----------------
foreign law, statute, rule or regulation or the common law relating to the protection of human health or the environment, including, without limitation, CERCLA (as defined below), the United States federal Resource Conservation and Recovery Act of 1976 as amended (the "Recovery Act"), any statute, regulation or
                                      ------------
order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including, without limitation, emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants, or chemicals; (v) the protection of wild life, marine life and wetlands, including, without limitation, all endangered and threatened species; (vi) storage tanks, vessels, abandoned or discarded barrels, containers and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used herein, the terms "release" and "environment" has the meaning set forth in the United States federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").
                                                     ------

          "Fully Diluted Basis" shall mean, when used with respect to
           -------------------
outstanding shares of Common Stock, all shares of Common Stock which would be outstanding after giving effect to the transactions contemplated by this Agreement and assuming the exercise, conversion or exchange of all Convertible Securities.

          "GAAP" shall mean United States generally accepted accounting
           ----
principles consistently applied.

          "Governmental Approvals" shall mean any action, order, authorization,
           ----------------------
consent, approval, license, lease, waiver, franchise, concession, agreement, license, ruling, permit, tariff, rate, certification, exemption of, filing or registration by or with, or report or notice to, any Governmental Authority.

          "Governmental Authority" shall mean any nation or foreign or domestic
           ----------------------
government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including, without limitation, any government authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof), or any tribunal or arbitrator(s) of competent jurisdiction, or any self-regulatory organization.

          "include", "includes", "included" and "including" shall be construed
           -------    --------    --------       ---------
as if followed by the phrase "without being limited to".

          "Intellectual Property" shall mean any and all worldwide,
           ---------------------
international, U.S. and/or foreign, patents, all applications therefor and all reissues, reexaminations, continuations, continuations-in-part, divisions, and patent term extensions thereof, inventions (whether patentable or not), discoveries, improvements, concepts, innovations, industrial models, registered and unregistered copyrights, copyright registrations and applications, author's rights, works of authorship (including any text or artwork of any kind, and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, and related documentation), URLs, web sites, web pages and any part thereof, technical information, know-how, trade secrets, drawings, designs, design protocols, specifications for parts and devices, quality assurance and control procedures, design tools, manuals, research data concerning historic and current research and development efforts, including the results of successful and unsuccessful designs, databases and proprietary data, proprietary processes, technology, engineering, discoveries, formulae, algorithms, operational procedures, trade names, trade dress, trademarks, domain names, and service marks, and registrations and applications therefor, the goodwill of the business symbolized or represented by the foregoing, customer lists and other proprietary information and common-law rights.

          "ITI" means International Technology Investments, LC, a Nevada limited
           ---
liability company.

          "Material Adverse Effect" shall mean any event, circumstance,
           -----------------------
occurrence, fact, condition, change or effect that is materially adverse to (i) the Business, operations, results of operations, financial condition, prospects, properties, assets or liabilities of the Company and its

Subsidiaries, taken as a whole, or (ii) the ability of the Company to perform fully its obligations hereunder and under the Other Agreements and to consummate the transactions contemplated hereby and thereby. For the purposes of this Agreement, a currency devaluation or foreign exchange restriction or other actions by any Governmental Authority limiting repatriation of capital or any other material change in the governmental or political climate of the countries in which the Company or its Subsidiaries carry out the Business shall be deemed to have a Material Adverse Effect.

          "Material Instruments" has the meaning set forth in Section 4(e).
           --------------------                               ------------

          "Materials of Environmental Concern" means any chemicals, pollutants
           ----------------------------------
or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the Recovery
Act), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

          "Notice" has the meaning set forth in Section 12(b).
           ------                               -------------

          "Other Agreements" has the meaning set forth in Section 4(b)(i).
           ----------------                               ---------------

          "Per Share Price" has the meaning set forth in Section 2.
           ---------------                               ---------

          "Person" or "person" shall mean any natural person, company,
           ------      ------
corporation, association, partnership, organization, business, firm, joint venture, trust, unincorporated organization or any other entity or organization, and shall include any Governmental Authority.

          "Preferred Stock" has the meaning set forth in Section 4(c)(i).
           ---------------                               ---------------

          "Proxy Statement" shall have the meaning set forth in Section 6(c)(i).
           ---------------                                      ---------------

          "Qualified Public Offering" shall mean an underwritten public offering
           -------------------------
of shares of Common Stock for which the Company has obtained a firm commitment from one or more underwriter(s) for at least $60 million of Common Stock and in which the Company receives gross proceeds from the sale of Common Stock to the public of at least $45 million (before deduction of underwriter's discounts and commissions), and which values the equity of the Company at no less than $200 million pre-offering.

          "Registration Rights Agreement" means the Third Amended and Restated
           -----------------------------
Registration Rights Agreement to be entered into among the Company and the stockholders of the Company, in form and substance identical to Exhibit F
                                                                ---------
hereto.

          "Requisite Stockholders" means UBS, Casty, Shalom, ITI and Eidelstein
           ----------------------
and their respective Affiliates holding voting stock of the Company.

          "Schedule of Exceptions" has the meaning set forth in the first
           ----------------------
paragraph of Section 4.
             ---------

          "Schedule of Purchasers" has the meaning set forth in the first
           ----------------------
paragraph hereof.

          "SEC" shall mean the U.S. Securities and Exchange Commission or any
           ---
successor agency thereto.

          "SEC Reports" has the meaning set forth in Section 4(w).
           -----------                               ------------

          "Securities Act" has the meaning set forth in Section 4(i).
           --------------                               ------------

          "Series A Certificate" means the Amended Certificate of Designation,
           ---------------------
Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Preferred Stock in the form filed with the Secretary of State of the State of Delaware.

          "Series A Preferred Stock" has the meaning set forth in Section
           ------------------------
4(c)(i).

          "Series B Certificate" means the Amended Certificate of Designation,
           --------------------
Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Preferred Stock in the form filed with the Secretary of State of the State of Delaware.

          "Series B Preferred Stock" has the meaning set forth in Section
           ------------------------
4(c)(i).

          "Series C Certificate" means the Amended Certificate of Designation,
           --------------------
Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series C Preferred Stock in the form filed with the Secretary of State of the State of Delaware.

          "Series C Preferred Stock" has the meaning set forth in Section
           ------------------------
4(c)(i).

          "Series D Certificate" has the meaning set forth in Section 1(a).
           --------------------

          "Shalom" has the meaning set forth in the first paragraph hereof.
           ------

          "Shares" shall have the meaning set forth in Section 2.
           ------                                      ---------

          "Stock Option Plan" means, collectively, the IFX Corporation Directors
           -----------------
Stock Option Plan, the 1998 IFX Corporation Stock Option and Incentive Plan and the IFX Corporation 2001 Stock Option Plan.

          "Stockholders Agreement" means the Fourth Amended and Restated
           ----------------------
Stockholders Agreement to be entered into among the Company and the stockholders of the Company, in form and substance identical to Exhibit E hereto.
                                                   ---------

          "Subsidiary" means any Person of which equity securities possessing a
           -----------
majority of (i) the ordinary voting power in electing the board of directors, or
(ii) the outstanding capital stock or other equity interests, are, at the time as of which such determination is being made, owned by the Company either directly or indirectly through one or more Subsidiaries.

          "Taxes" shall mean any domestic or foreign taxes, charges, feed,
           -----
levies or other assessments, including any income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, worker's compensation, payroll, health care, withholding, estimated or other taxes, charges, fees, levies or other assessments, and including any interest, penalties or additions relating thereto, imposed by any Governmental Authority or other taxing authority.

     "Transaction" has the meaning set forth in Section 6(d).
      ------------                              ------------

     "Tutopia Put Agreement" means the Amended and Restated Put Agreement to be
      ----------------------
entered into among the Company, UBS and the other parties named therein, in form and substance identical to Exhibit G hereto.
                           ---------

     "Tutopia Stockholders Agreement" means that certain Amended and Restated
      -------------------------------
Stockholders Agreement dated August 31, 2000, by and among Tutopia.com, Inc., Latin Guide, Inc., UBS, LSC, LLC and the other holders of capital stock of Tutopia.com, Inc. named therein, as amended.

     "UBS" shall mean (i) UBS Capital Americas III, L.P., a Jersey, Channel
      ----
Islands limited partnership, (ii) UBS Capital LLC, a Delaware limited liability company and (iii) any Affiliate of either of the foregoing entities, individually and collectively.

     (b)  Other Definitional Provisions.  The words "hereof", "herein", and
          -----------------------------              -------   -------
"hereunder" and words of similar import shall refer to this Agreement as a whole
-----------
and not to any particular provision of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural and vice versa. Whenever a representation or warranty made by a Person herein refers to the knowledge of such Person, such knowledge shall be deemed to consist of the actual knowledge of such Person or the knowledge which would have been present after reasonable due inquiry by such Person. A Person (other than an individual) will be deemed to have "knowledge" of a particular fact or other
                                    ----------
matter if any individual who is serving, or who has at any time served, as a director, executive officer, member, partner, executor or trustee of such Person (or a Person acting in any similar capacity) has, or any time had, actual knowledge of such fact or other matter, or should have had knowledge thereof given such individual's office or capacity and given industry standards or given reasonable due inquiry by such individual.

                  [Remainder of Page Intentionally Left Blank]

  IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                             IFX CORPORATION

                                             By: /s/ Joel Eidelstein
                                                 -----------------------
                                                 Name: Joel Eidelstein
                                                 Title: President

Agreed and Accepted only as to

Section 12(q) hereof:

/s/ Lee S. Casty
------------------------------------
Lee S. Casty

/s/ Michael Shalom
------------------------------------
Michael Shalom

/s/ Joel Eidelstein
------------------------------------
Joel Eidelstein

Purchaser:
---------

       The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from the Company the applicable Shares at the Closing.

                                    UBS CAPITAL AMERICAS III, L.P.

                                    By:  UBS Capital Americas III, LLC

                                       By:  /s/ Mark Lama
                                            ---------------------------------
                                            Name: Mark Lama
                                            Title: Principal

                                       By:  /s/ Marc Unger
                                            ----------------------------------
                                            Name: Marc Unger
                                            Title: Chief Financial Officer


Address:           UBS Capital Americas III, L.P.
                   c/o UBS Capital Americas III, LLC
                   299 Park Avenue
                   New York, NY  10171
                   Attention:  Charles W. Moore
Telephone No.:     (212) 821-6330
Telecopy No.:      (212) 821-6333


With a copy
of Notices to:     Kaye Scholer LLP
                   425 Park Avenue
                   New York, New York 10022
                   Attention:  Nancy Fuchs, Esq.
Telephone No.:     (212) 836-8565
Telecopy No.:      (212) 826-7246

Purchaser:
---------

       The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from the Company the applicable Shares at the Closing.

                                    UBS CAPITAL LLC

                                    By:  /s/ Mark Lama
                                        ------------------------------
                                        Name: Mark Lama
                                        Title: Attorney-in-Fact


                                    By:  /s/ Marc Unger
                                        -------------------------------
                                        Name: Marc Unger
                                        Title: Attorney-in-Fact


Address:        UBS Capital LLC
                299 Park Avenue
                New York, NY  10171
Attention:      Charles W. Moore
Telephone No.   (212) 821-6330
Telecopy No.:   (212) 821-6333


With a copy
of Notices to:  Kaye Scholer LLP
                425 Park Avenue
                New York, New York 10022
                Attention:  Nancy Fuchs, Esq.
Telephone No.   (212) 836-8565
Telecopy No.:   (212) 826-7246

Purchaser:
---------

       The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from the Company the applicable Shares at the Closing.

                                    INTERNATIONAL TECHNOLOGY INVESTMENTS, LC

                                    By:  /s/ Michael Shalom
                                        -------------------------------
                                        Michael Shalom, Manager

Address:       ___________________
               ___________________
               ___________________
               Attention:_________
Telephone No.: ___________________
Telecopy No.:  ___________________
With a copy
of Notices to: Adorno & Zeder
               ___________________
               ___________________
               Attention:_________
Telephone No.: ___________________
Telecopy No.:  ___________________

Purchaser:
---------

      The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from the Company the applicable Shares at the Closing.



                                             By:  /s/ Jack Bursztyn
                                                  ----------------------------
                                                  Name: Jack Bursztyn

Address:         ______________________
                 ______________________
                 ______________________
                 ______________________
Telephone No.:   ______________________
Telecopy No.:    ______________________
With a copy

                                   EXHIBIT A

                             SCHEDULE OF PURCHASERS

                                IFX Corporation

                           Series D Preferred Stock


------------------------------------------------------------------------------------------------------------------------------------
                                            Number of Shares of          Cash Portion of               Number of Shares to be
                                            -------------------          ---------------                ----------------------
                                            Series D Preferred           Purchase  Price                 be Assigned as Part
                                            ------------------           -----------------                -------------------
     Purchaser                            Stock to be Purchased                                            of Purchase Price
     ---------                            ---------------------                                            -----------------
------------------------------------------------------------------------------------------------------------------------------------
UBS Capital Americas III, L.P.                    4,420,139                     $3,166,666.80           712,500 shares of
                                                                                                        Series C Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
UBS Capital LLC                                     232,639                     $  166,666.80           37,500 shares of Series
                                                                                                        C Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
International                                       843,808                     $  812,499.60           333,450 shares of
Technology                                                                                              Common Stock
Investment LC
------------------------------------------------------------------------------------------------------------------------------------
LSC, LLC                                            843,808                     $  812,499.60           333,450 shares of
                                                                                                        Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Jack Bursztyn                                        43,272                     $   41,666.40           17,100 shares of
                                                                                                        Common  Stock
------------------------------------------------------------------------------------------------------------------------------------

                                   EXHIBIT B
                                    FORM OF
              CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
                                      OF
                           SERIES D PREFERRED STOCK
                                      OF
                                IFX CORPORATION

See attachment hereto.

                                   EXHIBIT C

                             SCHEDULE OF EXCEPTIONS

See attachment hereto.

                                   EXHIBIT D

                       FORM OF OPINION OF COMPANY COUNSEL

See attachment hereto.

                                   EXHIBIT E

                      FORM OF FOURTH AMENDED AND RESTATED
                            STOCKHOLDERS AGREEMENT

See attachment hereto.

                                   EXHIBIT F

                       FORM OF THIRD AMENDED AND RESTATED
                         REGISTRATION RIGHTS AGREEMENT

See attachment hereto.

                                   EXHIBIT G

FORM OF AMENDED AND RESTATED TUTOPIA PUT AGREEMENT

See attachment hereto.

                                   EXHIBIT H

               FORM OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                    EXHIBITS
EXHIBIT A  SCHEDULE OF PURCHASERS............................................. A-1

EXHIBIT B  FORM OF CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF
           SERIES D PREFERRED STOCK OF IFX CORPORATION........................ B-1

EXHIBIT C  SCHEDULE OF EXCEPTIONS............................................. C-1

EXHIBIT D  FORM OF OPINION OF COMPANY COUNSEL................................. D-1

EXHIBIT E  FORM OF THIRD AMENDED AND RESTATED STOCKHOLDERS AGREEMENT.......... E-1

EXHIBIT F  FORM OF SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT.. F-1

EXHIBIT G  FORM OF TUTOPIA PUT AGREEMENT...................................... G-1

EXHIBIT H  FORM OF AMENDMENT TO CERTIFICATE OF INCORPORATION.................. H-1

                               TABLE OF CONTENTS

                                                                          Page
1.   Authorization of the Securities; Nature of Agreement.................  1
(a)  Series D Preferred Stock.............................................  1
(b)  Nature of Agreement..................................................  1
2.   Sale and Purchase of Series D Preferred Stock........................  2
3.   Purchase Price.......................................................  2
4.   Representations and Warranties of the Company........................  2
(a)  Organization and Good Standing.......................................  2
(b)  Authorization........................................................  3
(c)  Capital Stock........................................................  3
(d)  Subsidiaries.........................................................  5
(e)  Compliance With Material Instruments.................................  5
(f)  Good Title...........................................................  6
(g)  Litigation...........................................................  6
(h)  Tax Matters..........................................................  6
(i)  Registration Rights..................................................  6
(j)  Offering.............................................................  7
(k)  Insurance............................................................  7
(l)  Certain Transactions.................................................  7
(m)  Contracts............................................................  7
(n)  Governmental Consents................................................ 10
(o)  Officers, Employees and Labor........................................ 10
(p)  Compliance with Laws................................................. 11
(q)  Intellectual Property................................................ 11
(r)  Environmental Matters................................................ 12
(s)  Certain Practices.................................................... 12
(t)  Brokers.............................................................. 13
(u)  No Undisclosed Liabilities........................................... 13
(v)  Disclosure........................................................... 13
(w)  SEC Filings.......................................................... 13
(x)  Financial Statements................................................. 14
(y)  Availability and Transfer of Foreign Currency........................ 14

                               TABLE OF CONTENTS
                                  (continued)

                                                                          Page
(z)  Absence of Changes................................................... 14
(aa) Real Property Holding Company........................................ 15
(bb) Investment Company Act............................................... 15
(cc) Subchapter S......................................................... 16
(dd) State Takeover Statutes.............................................. 16
5.   Representations and Warranties of the Purchasers..................... 16
(a)  Investment Intent.................................................... 16
(b)  Sophistication....................................................... 16
(c)  Illiquidity.......................................................... 16
(d)  Accredited Investor.................................................. 16
(e)  Brokers.............................................................. 16
(g)  Requisite Power and Authority........................................ 16
(h)  No Conflict.......................................................... 17
6.   Covenants............................................................ 17
(a)  Pre-Closing Actions.................................................. 17
(b)  Covenants Pending Closing............................................ 17
(c)  Stockholder Approval; Information Statement.......................... 17
(d)  No Solicitation...................................................... 18
(e)  Books and Records.................................................... 18
(f)  Post-Closing Covenants............................................... 19
(g)  Inspection Rights.................................................... 20
(h)  Listing Application.................................................. 20
7.   Conditions to Obligations of the Purchasers.......................... 20
(a)  Representations and Warranties....................................... 20
(b)  Performance.......................................................... 20
(c)  Absence of Litigation................................................ 20
(d)  Opinion of Counsel to the Company and Subsidiaries................... 21
(e)  Consents............................................................. 21
(f)  Assignment of Intellectual Property.................................. 21
(g)  Contemporaneous Transactions......................................... 21
(h)  Closing Papers....................................................... 22

                               TABLE OF CONTENTS
                                  (continued)

                                                                          Page
(i)  Absence of Material Adverse Effect................................... 22

(j)  Proceedings.......................................................... 22

(k)  Legends.............................................................. 23

8.   Conditions to the Obligations of the Company......................... 23

(a)  Representations and Warranties....................................... 23

(b)  Performance.......................................................... 23

9.   Survival............................................................. 23

10.  Termination.......................................................... 23

11.  Effect of Termination................................................ 24

12.  Miscellaneous Provisions............................................. 24

(a)  Acknowledgment....................................................... 24

(b)  Notices.............................................................. 24

(c)  Severability......................................................... 25

(d)  Governing Law........................................................ 25

(e)  Publicity............................................................ 25

(f)  Captions and Section Headings........................................ 25

(g)  Amendments and Waivers............................................... 26

(h)  Successors and Assigns............................................... 26

(i)  Expenses............................................................. 26

(j)  Entire Agreement..................................................... 26

(k)  Exhibits............................................................. 26

(l)  Further Assurances................................................... 26

(m)  Condition to Effectiveness........................................... 26

(n)  Counterparts......................................................... 26

(o)  Attorneys' Fees...................................................... 27

(p)  Disclosure Generally................................................. 27

13.  Definitions.......................................................... 27

(a)  Definitions.......................................................... 27

(b)  Other Definitional Provisions........................................ 33

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

                                                                    EXHIBIT B

                           FOURTH AMENDED AND RESTATED

                             STOCKHOLDERS AGREEMENT

                                      among

                                IFX CORPORATION,

                         UBS CAPITAL AMERICAS III, L.P.,

                                UBS CAPITAL LLC,

                    INTERNATIONAL TECHNOLOGY INVESTMENTS, LC,

                                JOEL EIDELSTEIN,

                                 MICHAEL SHALOM,

                                    LSC, LLC,

                                  JAK BURSZTYN,

                                       and

                                  LEE S. CASTY


                            dated as of June 28, 2002

                                 IFX CORPORATION

               FOURTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

         THIS FOURTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement") is entered as of June 28, 2002, among IFX CORPORATION, a Delaware corporation (the "Company"), UBS CAPITAL AMERICAS III, L.P., a Jersey, Channel Islands limited partnership, and UBS CAPITAL LLC, a Delaware limited liability company (collectively, "UBS" and together with successors and assigns, the "Investor Stockholders"), INTERNATIONAL TECHNOLOGY INVESTMENTS, LC, a Nevada limited liability company ("ITI"), JOEL EIDELSTEIN, individually ("Eidelstein"), MICHAEL SHALOM, individually ("Shalom"), JAK BURSZTYN, individually ("Bursztyn"), LSC, LLC, a Delaware limited liability company ("LSC") and LEE S. CASTY ("Casty"; ITI, LSC, Shalom, Eidelstein, Bursztyn, Casty and any other Person who becomes a party to this Agreement pursuant to the last sentence of
Section 5.2, individually, a "Stockholder," and collectively, the "Stockholders").

                                    RECITALS

         WHEREAS, the Company and the Investor Stockholders entered into that certain IFX Corporation Preferred Stock Purchase Agreement, dated as of June 15, 2000, pursuant to which the Investor Stockholders purchased 2,030,869 shares of Series A Preferred Stock; and

         WHEREAS, as a condition to and in consideration of the Investor Stockholders' purchase of Series A Preferred Stock, the Company, the Investor Stockholders and certain of the Stockholders entered into that certain Amended and Restated Stockholders Agreement dated as of June 15, 2000; and

         WHEREAS, the Company and the Investor Stockholders entered into that certain IFX Corporation Preferred Stock Purchase Agreement, dated March 13, 2001, pursuant to which the Investor Stockholders purchased 4,418,262 shares of Series B Preferred Stock; and

         WHEREAS, as a condition to and in consideration of the Investor Stockholders' purchase of Series B Preferred Stock, the Company, the Investor Stockholders, Casty Grantor Subtrust and certain of the Stockholders (except Casty) entered into that certain Second Amended and Restated Stockholders Agreement dated as of May 7, 2001; and

         WHEREAS, the Company and the Investor Stockholders entered into the IFX Corporation Series C Convertible Preferred Stock Purchase Agreement, dated October 11, 2001, pursuant to which the Investor Stockholders acquired 3,833,333 shares of newly issued Series C Preferred Stock; and

         WHEREAS, as a condition to and in consideration of the Investor Stockholders' purchase of Series C Preferred Stock, the Company, the Investor Stockholders and certain of the Stockholders entered into that certain Third Amended and Restated Stockholders Agreement dated as of February 19, 2002 (the "Existing Agreement"); and

         WHEREAS, the Company, the Investor Stockholders, LSC, Bursztyn and ITI have entered into the IFX Corporation Series D Convertible Preferred Stock Purchase Agreement, dated February 19, 2002 (the "Stock Purchase Agreement"), pursuant to which the Investor Stockholders, ITI, Bursztyn and LSC will acquire shares of newly issued Series D Preferred Stock; and

         WHEREAS, as a condition to and in consideration of the purchase of Series D Preferred Stock by UBS, ITI, Bursztyn and LSC, the Company, the Investor Stockholders, and the Stockholders have agreed to amend and restate the Existing Agreement as set forth below.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.1 Certain Defined Terms. As used herein, the following terms shall have the following meanings:

         "Affiliate" of a specified Person shall mean (a) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, (b) in the case of a natural Person, such Person's spouse, parent or lineal descendant (whether by blood or adoption and including stepchildren), a trust primarily for the benefit of such Person and the foregoing, (c) in the case of a trust any Person with whom the beneficiaries of the Trust are Affiliates, or (d) in the case of UBS, (i) any company under the direct or indirect control of UBS AG (a "UBS Group Company") and/or any partnership or unincorporated association under the direct or indirect control of any UBS Group Company which includes, without limiting the generality of the foregoing, any limited partnership the general partner of which is a UBS Group Company and any limited liability company the managing member of which is a UBS Group Company, and (ii) any alternative investment vehicle formed by either of the foregoing, or any other entity (x) in which UBS AG directly or indirectly owns at least 20% of the equity interests and (y) is advised or managed (whether pursuant to contract, as general partner, managing member or otherwise) by an entity in which UBS AG has a direct or indirect equity interest.

         "Agent" has the meaning assigned to such term in Section 5.13.

         "as converted" has the meaning assigned to such term in Section 2.3.

         "beneficial owner" or "beneficially own" has the meaning given such term in Rule 13d-3 under the Exchange Act and a Person's beneficial ownership of Common

Stock, Preferred Stock or other Voting Securities of the Company shall be calculated in accordance with the provisions of such Rule; provided, however, that for purposes of determining beneficial ownership, (i) a Person shall be deemed to be the beneficial owner of any security which may be acquired by such Person whether within 60 days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities and (ii) no Person shall be deemed to beneficially own any security solely as a result of such Person's execution of this Agreement.

         "Board" means the Board of Directors of the Company.

         "Bona Fide Purchaser" means, with respect to a proposed Transfer of Equity Securities, any transferee of Equity Securities who or which (a) is not an Affiliate of the Investor Stockholders and (b) has delivered a good faith written offer to purchase Equity Securities.

         "Bursztyn" has the meaning assigned to such term in the preamble.

         "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City on the city of Miami, Florida.

         "Buyer" has the meaning assigned to such term in Section 3.6.

         "Bylaws" means the Bylaws of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the terms of the Certificate and the terms of this Agreement.

         "Capital Stock" means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such Person, and includes, in the case of the Company without limitation, any and all shares of Common Stock and Preferred Stock.

         "Casty" has the meaning assigned to such term in the preamble.

         "Certificate" means the Certificate of Incorporation of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

         "Certificates of Designation" means, collectively, the Series A Certificate of Designation, the Series B Certificate of Designation, the Series C Certificate of Designation, the Series D Certificate of Designation and any other Certificate of Designation approved and filed by the Company with the Secretary of State of the State of Delaware.

         "Closing" has the meaning assigned to such term in the Stock Purchase Agreement.

     "Common Stock" means the common stock, par value $0.02 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

     "Control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

     "Director" means any member of the Board.

     "Eidelstein" has the meaning assigned to such term in the preamble.

     "Equity Securities" means any and all shares of Capital Stock of the Company, securities of the Company convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations promulgated thereunder.

     "Family" means any spouse, lineal ancestor or descendant, brother or sister

     "Holder" means an Investor Stockholder and any other holder of Equity Securities who or which is a permitted transferee of an Investor Stockholder pursuant to Section 3.1(c).

     "Independent Director" has the meaning specified in Rule 4200(a)(14) of the NASD listing standards, as in effect on the date hereof and as the same may be amended or supplemented, or in any successor rule or regulation.

     "Independent Representative" has the meaning assigned to such term in
Section 2.1(a).

     "Investor Representative" has the meaning assigned to such term in Section 2.1(a).

     "ITI" has the meaning assigned to such term in the preamble.

     "LSC" has the meaning assigned to such term in the preamble.

     "NASD" means the National Association of Securities Dealers, Inc.

     "Offer" has the meaning assigned to such term in Section 3.5(a).

     "Offered Shares" has the meaning assigned to such term in Section 3.5(a).

     "Permitted Sales" means (i) in the case of ITI and Shalom, the Transfers permitted in the first sentence of Section 3.3(a), (ii) in the case of Eidelstein or Bursztyn, the Transfers permitted in the second sentence of Section 3.3(a), (iii) in the case of Casty or LSC, any Transfer described in the first sentence of Section 3.4(a) hereof, and (iv) in the case of any other Stockholder, Transfers to or among such Stockholder's Affiliates.

     "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any other entity.

     "Preferred Stock" means the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other class or series of preferred stock of the Company which is convertible, directly or indirectly, into Common Stock, whether at the time of issuance or upon passage of time or the occurrence of some future event.

     "Proposed Transferee" has the meaning assigned to such term in Section 3.5(a).

     "Pro Rata Fraction" has the meaning assigned to such term in Section
3.5(c).

     "Qualified Public Offering" has the meaning assigned to such term in the Stock Purchase Agreement.

     "Registration Rights Agreement" has the meaning assigned to such term in the Stock Purchase Agreement.

     "Representatives" has the meaning assigned to such term in Section 2.1(b).

     "SEC" means the U.S. Securities and Exchange Commission or any other federal agency then administering the federal securities laws.

     "Securities Act" has the meaning assigned to such term in Section 3.1.

     "Seller" has the meaning assigned to such term in Section 3.5(a).

     "Series A Certificate of Designation" means the Amended Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Convertible Preferred Stock of the Company in the form filed with the Secretary of State of the State of Delaware, as amended from time to time.

     "Series B Certificate of Designation" means the Amended Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series B Convertible Preferred Stock of the Company in the form filed with the Secretary of State of the State of Delaware, as amended from time to time.

     "Series C Certificate of Designation" means the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series C Convertible Preferred Stock of the Company in the form filed with the Secretary of State of the State of Delaware, as amended from time to time.

     "Series D Certificate of Designation" means the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series D Convertible Preferred Stock of the Company in the form filed with the Secretary of State of the State of Delaware, as amended from time to time.

     "Series A Preferred Stock" means the Series A Convertible Preferred Stock, par value $1.00 per share, of the Company.

     "Series B Preferred Stock" means the Series B Convertible Preferred Stock, par value $1.00 per share, of the Company.

     "Series C Preferred Stock" means the Series C Convertible Preferred Stock, par value $1.00 per share, of the Company.

     "Series D Preferred Stock" means the Series D Convertible Preferred Stock, par value $1.00 per share, of the Company.

     "Shalom" has the meaning assigned to such term in the preamble.

     "Stockholders" has the meaning assigned to such term in the preamble.

     "Stock Purchase Agreement" has the meaning assigned to such term in the recitals.

     "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Equity Securities beneficially owned by a Person or any interest in any shares of Equity Securities beneficially owned by a Person.

     "UBS" means (i) UBS Capital Americas III, L.P., a Jersey, Channel Islands limited partnership, (ii) UBS Capital LLC, a Delaware limited liability Company, and (iii) any Affiliate of UBS, individually and collectively.

     "Voting Securities" means, at any time, shares of any class of Equity Securities of the Company which are then entitled to vote generally in the election of Directors.

     SECTION 1.2  Other Definitional Provisions.

          (a) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified.

          (b) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

                                   ARTICLE II

                              CORPORATE GOVERNANCE

          SECTION 2.1  Board Representation.

          (a) Effective on the date hereof, the Board shall be comprised of seven (7) Directors of whom: (i) three (3) shall be designees of the Investor Stockholders (the "Investor Representatives"), (ii) one (1) shall be the designee of ITI (the "ITI Representative"), (iii) one (1) shall be the designee of Casty (the "Casty Representative"), (iv) one (1) shall be an Independent Director designated by the Investor Stockholders (the "Investor Independent Representative") and (v) one (1) shall be an Independent Director acceptable to the Investor Stockholders, Casty and ITI (with such consents not to be unreasonably withheld or delayed) (the "Independent Representative"). The initial Investor Representatives shall be Richard Capone, Mark O. Lama and George Duarte, the initial ITI Representative shall be Shalom, the initial Casty Representative shall be Eidelstein, the initial Investor Independent Representative shall be Patrick Delhougne and the initial Independent Representative shall be Burton Meyer. For purposes hereof, each of the three Investor Representatives and the Investor Independent Representative shall count as one of the four Preferred Directors (as defined in the Certificates of Designation).

          (b) The Company shall take such action as may be required under applicable law (i) to cause the Board to consist of the number of Directors specified in clause (a), (ii) to include in the slate of nominees recommended by the Board the Investor Representatives, the ITI Representative, the Casty Representative, the Investor Independent Representative and the Independent Representative (collectively, the "Representatives"), and (iii) to cause the Representatives to be duly appointed in accordance with the foregoing and, in the case of the Investor Representatives, in accordance with the Certificates of Designation. The Company agrees to use its reasonable best efforts to cause the election of the Representatives to the Board, including nominating such individuals to be elected as Directors as provided herein.

          (c) Each of the Investor Stockholders and the Stockholders agrees to vote, or act by written consent with respect to any Voting Securities beneficially owned by him or it, at each annual or special meeting of the stockholders of the Company at which Directors are to be elected or to take all actions by written consent in lieu of any such meeting as are necessary to cause the Representatives designated by the others in accordance with the terms of this Agreement to be elected to the Board and agrees to use his or its reasonable best efforts to cause the election of each such designee to the Board, including nominating such individuals to be elected as Directors.

          (d) In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any Representative, the remaining Directors and the Company shall cause the vacancy created thereby to be filled by a new designee of the party or parties that designated such Director as soon as possible, who is designated in the manner specified in this

     Section 2.1. Each of the Company, Investor Stockholders and the Stockholders hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same. Upon the written request of any party who is entitled to designate a Representative, each of the Investor Stockholders and Stockholders shall vote, or act by written consent with respect to all Voting Securities beneficially owned by him or it and otherwise take or cause to be taken all actions necessary to remove any Director designated by such party. Unless, any party who is entitled to designated a Representative shall otherwise request in writing, none of the others shall take any action to cause the removal of any Director designated by the former.

               (e) Each of the Company, the Investor Stockholders and the Stockholders agrees not to take any action that would cause the number of Directors constituting the entire Board to be other than the number provided in Section 2.1(a) without the written consent of each other party entitled to designate a Representative.

               (f) The covenants and agreements set forth herein shall be subject to the fiduciary obligations of the Representatives now or hereafter serving on the Board and shall not prevent the Representatives now or hereafter serving on the Board from taking any action or refraining to take any action while acting in the capacity as a Director of the Company. The foregoing shall not limit the rights or obligations of the Investor Stockholders, ITI and Casty in their capacity as stockholders of the Company hereunder.

          SECTION 2.2 Committees. The Company shall, except as provided below, by amending its Bylaws or otherwise, establish and maintain a Compensation Committee and an Audit Committee of the Board which satisfies the requirements of this Section. The Compensation Committee shall consist of three (3) Directors, one (1) of whom shall be an Investor Representative and two (2) of whom shall be Independent Representatives. The Audit Committee shall consist of three (3) Directors, one (1) of whom shall be an Investor Representative and two
(2) of whom shall be Independent Representatives. The Compensation Committee shall have responsibility for compensation matters customarily addressed by compensation committees of similarly situated companies and shall have the full power and authority of the Board with respect thereto, except as limited by applicable law. The Audit Committee shall have responsibility for matters customarily addressed by audit committees of similarly situated companies and shall have the full power and authority of the Board with respect thereto, except as limited by applicable law. Notwithstanding anything to the contrary herein, the Investor Stockholders and the Stockholders acknowledge and agree that the composition of the Compensation and Audit Committees must satisfy any applicable rules and regulations of the SEC and the NASD as in effect from time to time.

          SECTION 2.3 Termination of Rights.

               (a) Except with respect to the rights of the Investor Stockholders as provided in subparagraph (b) below, Sections 2.1 and 2.2 shall terminate upon a Qualified Public Offering. Prior to a Qualified Public Offering, the rights of the Investor Stockholders and any Stockholder under Sections 2.1 and 2.2 (and the corresponding obligation of the Stockholders) shall terminate at such time as such Investor Stockholder or Stockholders, as the case may be (together with their respective Affiliates), ceases to own at least 25% of the number of shares of Common Stock on an as converted basis that such Investor Stockholder or Stockholders held (together with their respective Affiliates) as of Closing.

               (b) The rights of the Investor Stockholders under Sections 2.1 and 2.2 (and the corresponding obligations of the Stockholders) shall survive a Qualified Public Offering, provided that, at such time as the Investor Stockholders and their Affiliates shall cease to own in the aggregate at least 25% of the number of shares of Common Stock (determined with respect to the Preferred Stock and any other Equity Securities owned by the Investor Stockholders and their Affiliates that are convertible into (whether or not, in the case of the Preferred Stock, such Preferred Stock is then currently convertible at the option of the holder into Common Stock), or exchangeable or exercisable for Common Stock, on an as-converted, exchanged or exercised basis (any determination made in accordance with the foregoing shall hereinafter be referred to as "as converted")) that the Investor Stockholders and such Affiliates held as of the Closing (adjusted for stock splits, combinations, stock dividends and the like), the Investor Stockholders shall cease to have the right to designate Directors pursuant to Section 2.1 and members of the Compensation Committee and Audit Committee pursuant to Section 2.2 and all other rights of the Investor Stockholders under this Article II shall terminate.

                                   ARTICLE III

                                    TRANSFERS

          SECTION 3.1 Investor Stockholder Transfers. Each Investor Stockholder hereby agrees that it shall not Transfer any shares of its Equity Securities, unless such Transfer is effected through (a) a public offering registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), (b) sales made pursuant to Rule 144 under the Securities Act, or any successor provisions or (c) a Transfer otherwise permitted hereunder and in compliance herewith. Any Equity Securities Transferred pursuant to clause (a) or (b) shall no longer be subject to this Agreement. Each transferee Holder under clause (c) shall agree in writing as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the transferring Investor Stockholder, and all stock certificates representing shares transferred to such transferee shall bear a legend providing notice of the restrictions contained in this Agreement.

          SECTION 3.2 Stockholder Transfers. Each Stockholder hereby agrees that it shall not Transfer any shares of its Equity Securities, unless such Transfer is effected through (a) a public offering registered under the Securities Act,
(b) sales made pursuant to Rule 144 under the Securities Act or any successor provisions or (c) a Transfer otherwise permitted hereunder and in compliance herewith. Any Equity Securities Transferred pursuant to clauses (a) or (b) shall no longer be subject to this Agreement, except as provided herein. Each transferee under clause (c) shall agree in writing as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the transferring Stockholder, and all stock certificates representing shares transferred to such transferee shall bear a legend providing notice of the restrictions contained in this Agreement.

          SECTION 3.3 Transfers by Eidelstein, Bursztyn, ITI and Shalom.

               (a) ITI and Shalom agree that neither such Stockholder nor any of its Affiliates shall Transfer more than 25,000 shares of Common Stock during any calendar quarter, in each case, without the written consent of the Investor Stockholders, which consent shall not be unreasonably withheld or delayed, or without compliance with Sections 3.5 and 3.6; provided that Transfers by ITI and Shalom shall be aggregated for purposes of the foregoing. Each of Bursztyn and Eidelstein hereby agrees that neither of them nor any of their respective Affiliates shall Transfer more than 25,000 shares of Common Stock (determined with respect to each of Bursztyn and Eidelstein separately) during any calendar quarter without the written consent of the Investor Stockholders, which consent shall not be unreasonably withheld or delayed, or without compliance with Sections 3.5 and 3.6. Notwithstanding the foregoing, Eidelstein, Bursztyn, ITI or Shalom may Transfer all or any of their Equity Securities (x) to any member of such Stockholder's Family or to any trust for the benefit of any such Family member of such Stockholder or to any other Affiliate (including, without limitation, the members of ITI), provided that any such transferee shall agree in writing with the Company and the Investor Stockholders as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder, or (y) by will or the laws of descent and distribution; provided, however, in such event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder; and provided, further, that each such transferee shall execute an irrevocable proxy appointing ___________________________________ as proxy to vote all such shares so transferred, such appointment shall be coupled with an interest, and all stock certificates representing such shares shall bear a legend providing notice of such appointment of proxy and the restrictions contained in this Agreement.

               (b) The Transfer restrictions contained in Section 3.3(a) shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own less than 20% of the Common Stock (on an as converted basis) that the Investor Stockholders owned as of the Closing.

          SECTION 3.4 Transfers by LSC and Casty.

               (a) Casty and LSC agree that neither they nor any of their Affiliates shall Transfer, during any calendar quarter, more than the number of Shares of Common Stock permitted under Rule 144(e) of the Securities Act measured as of the last day of such calendar quarter plus 50% of the number of Shares of Common Stock which were eligible for sale (but not sold under this Section 3.4(a)) during the preceding calendar quarters (beginning with the calendar quarter ending March 31, 2001), without the written consent of the Investor Stockholders, which consent shall not be unreasonably withheld or delayed, or without compliance with Sections 3.5 and 3.6. Notwithstanding the foregoing, Casty or LSC may Transfer all or any of their Equity Securities (x) to any member of such Stockholder's Family, to any trust for the benefit of any such Family member of such Stockholder or to any other Affiliate, provided that any such transferee shall agree in writing as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder, or (y) by will or the laws of descent and distribution; provided, however, in such event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder; and provided, further, that each such transferee shall execute an irrevocable proxy appointing Joel Eidelstein as proxy to vote all such shares so transferred, such appointment shall be coupled with an interest, and all stock certificates representing such shares shall bear a legend providing notice of such appointment of proxy and the restrictions contained in this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the number of shares that Casty shall be deemed to be permitted to transfer under Rule 144(e) of the Securities Act shall include all shares of Common Stock owned by him which were not received on exercise of any Company Preferred Stock.

               (b) The Transfer restrictions contained in Section 3.4(a) shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own less than 20% of the Common Stock (on an as converted basis) that the Investor Stockholders owned as of the Closing.

         SECTION 3.4A. Former Tutopia Stockholders. If a Person who was a common stockholder of Tutopia.com, Inc. becomes a party to this Agreement directly as a result of Section 2(e) of the Amended and Restated Put Agreement ("Put Agreement") dated as of June 28, 2002, then with respect to any Equity Securities received in connection with the Put Agreement (but not with respect to any Equity Securities otherwise held by such Person), such Person (other than Bursztyn) shall be free to Transfer such Equity Securities received under the Put Agreement, subject to compliance with Sections 3.5 and 3.6 hereof. Notwithstanding the foregoing, each such stockholder may Transfer any of their Equity Securities received in connection with the Put Agreement: (a) to any member of such Stockholder's Family or to any trust for the benefit of any such Family member of such Stockholder or to any other Affiliate, provided that each such transferee shall agree in writing to be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder or
(b) by will or the laws of descent and distribution; provided, however, in such event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder; and provided, further, that each such transferee shall execute an irrevocable proxy appointing Joel Eidelstein as proxy to vote all such shares so transferred, such appointment shall be coupled with an interest, and all stock certificates representing such shares shall bear a legend providing notice of such appointment of proxy and the restrictions contained in this Agreement. Notwithstanding anything contained herein to the contrary, Sections 3.5 and 3.6 will not apply to a Person described in the first sentence of this Section 3.4A with respect to any Common Stock of the Company that such Person did not receive by exercising his rights under the Put Agreement.

         SECTION 3.5  Right of First Refusal on Certain Transfers.

          (a) If at any time a Stockholder or any of his/its Affiliates, other than the Company, desires to Transfer all or any part of their Equity Securities (other than pursuant to Permitted Sales) to any Person (the "Proposed Transferee"), such Stockholder (the "Seller") shall, except as provided below, submit a written offer (the "Offer") to sell such Equity Securities (the "Offered Shares"), first to the Company, and second to the Holders, on the same terms and conditions on which the Seller proposes to sell such Offered Shares to the Proposed Transferee. The parties acknowledge and agree that any Transfer described in the second sentence of Section 3.4(a) or the last sentence of
Section 3.3(a) shall not be subject to the terms of this Section. The Offer shall disclose the identity of the Proposed Transferee, the Offered Shares proposed to be sold, the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that the Company and the Holders may acquire, in accordance with the provisions of this Agreement, all or any portion of the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein.

          (b) Upon receipt of the Offer, if the Company desires to purchase all or any part of the Offered Shares, the Company shall communicate in writing its election to purchase to the Seller, which communication shall state the number of Offered Shares the Company desires to purchase and shall be given to the Seller in accordance with Section 5.4 below within thirty (30) days of the date the Offer was made. Such notice shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale to, and purchase by, the Company of the number of Offered Shares specified by the Company in such notice and on the terms of the Offer. Sales of the Offered Shares to be sold to the Company pursuant to this Section 3.5(b) shall be made at the offices of the Company on the 45th day following the date the Offer was made (or if such 45th day is not a Business Day, then on the next succeeding Business Day). Such sales shall be effected by the Seller's delivery to the Company of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to the Company, against payment to the Seller of the purchase price therefor by the Company.

          (c) Each Holder shall, subject to the prior purchase right of the Company, have the absolute right to purchase that number of Offered Shares not purchased by the Company as shall be equal to the number of Offered Shares not purchased by the Company multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock (determined on an as converted basis) then owned by such Holder and the denominator of which shall be the aggregate number of shares of Common Stock (determined on an as converted basis) then owned by all of the Holders. The amount of Offered Shares that each Holder is entitled to purchase under this Section 3.5(c) shall be referred to as its "Pro Rata Fraction." The Holders shall have a right of oversubscription such that if any Holder fails to accept the Offer as to its Pro Rata Fraction, the other Holders shall, among them, have the right to purchase up to the balance of the Offered Shares not so purchased. Such right of oversubscription may be exercised by a Holder by accepting the Offer as to more than its Pro Rata Fraction. If, as a result thereof, such oversubscriptions exceed the total number of Offered Shares available in respect of such oversubscription privilege, the oversubscribing Holders shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Pro Rata Fractions or as they may otherwise agree among themselves. If a Holder desires to purchase all or any portion of the Offered Shares, said Holder shall communicate in writing its election to purchase to the Seller and the Company, which communication shall state the number of Offered Shares said Holder desires to purchase and shall be given to the Seller in accordance with Section 5.4 below within thirty (30) days of the date the Offer was made. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares (subject to the aforesaid limitations as to a Holder's right to purchase more than its Pro Rata Fraction) and on the terms of the Offer. Sales of the Offered Shares to be sold to purchasing Holders pursuant to this Section 3.5(c) shall be made at the offices of the Company on the later of (i) the 45th day following the date the Offer was made (or if such later of (i) the 45th day is not a Business Day, then on the next succeeding Business Day) and (ii) the third Business Day following receipt of all material governmental or other consents in connection with such sale. Such sales shall be effected by the Seller's delivery to each purchasing Holder of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to such purchasing Holder, against payment to the Seller of the purchase price therefor by such purchasing Holder.

          (d) If the Holders and the Company do not purchase in the aggregate all of the Offered Shares, the Offered Shares not so purchased may be sold by the Seller at any time within 90 days after the date the Offer was made, subject to the provisions of Section 3.6 hereof. Any such sale shall be to the Proposed Transferee, at the price and upon the other terms and conditions specified in the Offer. Any Offered Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer pursuant to this Section 3.5. If Offered Shares are sold pursuant to this Section 3.5 to any purchaser who is not a party to this Agreement, the Offered Shares so sold shall no longer be subject to this Agreement.

          (e) The provisions of this Section 3.5 shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own less than 20% of the Common Stock (on an as converted basis) that the Investor Stockholders owned as of the Closing.

     SECTION 3.6  Right of Participation in Sales by Stockholders.

          (a) If at any time any of the Stockholders (the "Tag-Along Seller") desires to Transfer all or any part of the Equity Securities (other than pursuant to Permitted Sales) owned by such Tag-Along Seller to any Person other than Investor Stockholders (including the other Holders) (the "Buyer"), the Investor Stockholders shall, except as provided below, have the right to sell to the Buyer, as a condition to such sale by Tag-Along Seller, at the same price per share and on the same terms and conditions as involved in such sale by the Tag-Along Seller, a number of shares of Common Stock (on an as converted basis) equal to the number derived from multiplying the total number of shares of Common Stock (on an as converted basis) proposed to be sold by the Tag-Along Seller by a fraction, the numerator of which is the total number of shares of Common Stock (on an as converted basis) held by the Investor Stockholders and the denominator of which is the total number of shares of Common Stock (on an as converted basis) held by the Tag-Along Seller and the

  Investor Stockholders (including the other Holders). The parties acknowledge and agree that any Transfer described in the last sentence of Section 3.3(a) or the second sentence of Section 3.4(a) shall not be subject to the terms of this Section.

          (b) Each Investor Stockholder wishing to so participate in any sale under this Section 3.6 shall notify the Tag-Along Seller in writing of such intention within twenty (20) days after the date of their receipt of the Offer.

          (c) The Tag-Along Seller and each participating Investor Stockholder shall sell to the Buyer all, or at the option of the Buyer any part, of the Equity Securities proposed to be sold by them at the price and upon other terms and conditions contained in the Offer provided by the Tag-Along Seller under Section 3.5 above; provided, however, that any purchase of less than all of such Equity Securities by the Buyer shall be made from the Tag-Along Seller and each participating Investor Stockholder pro rata based upon the relative amount of the Equity Securities that the Tag-Along Seller and each participating Investor Stockholder is otherwise entitled to sell pursuant to
  Section 3.6(a).

          (d) The provisions of this Section 3.6 shall terminate upon a Qualified Public Offering.

     SECTION 3.7  Right of Participation in Sales by Investor Stockholders.

          (a) If at any time the Investor Stockholders desire to Transfer at least 40% of the Equity Securities owned in the aggregate by them and their Affiliates to any Person other than an Affiliate of the Investor Stockholders (the "Tag-Along Purchaser"), each of the other Stockholders, shall have the right to sell to the Tag-Along Purchaser, as a condition to such sale by the Investor Stockholders, at the price per share and on the terms and conditions applicable to the Common Stock set forth in the Tag-Along Purchaser's offer to the Investor Stockholders (the "Tag-Along Purchase Offer"), a number of shares of Common Stock equal to the number derived from multiplying the total number of shares of Common Stock (on an as converted basis) proposed to be sold by the Investor Stockholders by a fraction, the numerator of which is the total number of shares of Common Stock (on an as converted basis) held by such Stockholder and the denominator of which is the total number of shares of Common Stock (on an as converted basis) held by all Stockholders and the Investor Stockholders.

          (b)  Each Stockholder wishing to so participate in any sale under this
  Section 3.7 shall notify the Agent in writing of such intention within twenty
  (20) days after the date such Stockholder's receipt of the Tag-Along Purchase Offer.

          (c) The Investor Stockholders and each participating Stockholder shall sell to the Tag-Along Purchaser all, or at the option of the Tag-Along Purchaser any part, of the Equity Securities proposed to be sold by them at the price per share and on the terms and conditions as set forth with respect to each class and series of Capital Stock in the Tag-Along Purchaser Offer; provided, however, that any purchase of less than all of such Equity Securities by the Tag-Along Purchaser shall be made from the Investor Stockholders and each participating Stockholder pro rata based upon the relative amount of the Equity Securities that the Investor Stockholder (including the other Holders) and each participating Stockholder is otherwise entitled to sell pursuant to Section 3.7(a).

          (d) The provisions of this Section 3.7 shall terminate upon a Qualified Public Offering.

     SECTION 3.8  Drag-Along Rights.

          (a) Subject to Section 3.8(c) hereof, if the Investor Stockholders (collectively, the "Drag-Along Transferor") approve a sale of (i) a majority of the outstanding shares of Common Stock on an as converted basis to a Bona Fide Purchaser or (ii) all or substantially all of the assets of the Company to a Bona Fide Purchaser (each an "Approved Sale"), whether by way of merger, consolidation, sale of stock or assets, or otherwise, all Stockholders shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as (A) a merger or consolidation of the Company or a subsidiary, or a sale of all or substantially all of the assets of the Company or a subsidiary, each Stockholder shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (B) a sale of a majority of the outstanding shares of Common Stock on an as converted basis the Stockholders shall agree to sell their respective proportionate percentages of the Common Stock on an as converted basis which are the subject of the Approved Sale, on the same terms and conditions as applicable to the Common Stock of the Drag-Along Transferor. The Stockholders shall take all actions reasonably requested by the Drag Along Transferor in connection with the consummation of the Approved Sale, including the execution of all agreements and such instruments and other actions requested by the Drag Along Transferor to provide the representations, warranties, indemnities, covenants, conditions, agreements, escrow agreements and other provisions and agreements relating to such Approved Sale; provided, however, that each participating Stockholder's liability under any such agreement or instrument shall be limited to his/her/its proportionate percentage of such liability (based on the number of shares of Common Stock on an as converted basis held by such Stockholder which are subject to the Approved Sale) and shall not exceed the proceeds received by such Stockholder. The Stockholders shall be permitted to sell their Equity Securities pursuant to an Approved Sale without complying with the provisions of Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 of this Agreement.

          (b) If the Company and/or the Drag-Along Transferor or their representatives, enter into any negotiation or transaction for which Regulation D under the Securities Act (or any similar rule or regulation then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Stockholder who is not an accredited investor (as such term is defined in Rule 501 under the Securities Act) will, at the request of the Company or the Drag Along Transferor, appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to the Company and such Drag Along Transferor.

          (c) At the closing of the Approved Sale, each of the Stockholders shall (a) execute any documents or instruments reasonably requested by the Bona Fide Purchaser, and (b) deliver to the Bona Fide Purchaser certificates for the Equity Securities, duly endorsed or accompanied by duly executed stock assignments separate from certificate, free and clear of all encumbrances (other than those created pursuant to this Agreement), against delivery by the Bona Fide Purchaser of the consideration (including a certified check for the cash portion of such consideration) for the total sales price of the Equity Securities being sold by such Stockholder.

          (d) The provisions of this Section 3.8 shall terminate upon consummation of a Qualified Public Offering.

                                   ARTICLE IV

                         APPROVAL RIGHTS OF STOCKHOLDERS

     SECTION 4.1 Stockholder Approval Rights. The Company shall not (and the Investor Stockholders shall not take any action to cause the Company to) take any action to (i) enter into any transaction, or any agreement or understanding with the Investor Stockholders or any Affiliate of the Investor Stockholders (other than with respect to a Transfer of Equity Securities or as contemplated by this Agreement, the Stock Purchase Agreement or the Transaction Documents (as defined in the Stock Purchase Agreement)) or (ii) amend, modify, change or alter the Company's Certificate of Incorporation or By-Laws or the Certificates of Designation in a manner adverse to the Company or holders of Common Stock, without the written consent of the Stockholders holding a majority of the Common Stock, on an as converted basis, held by all Stockholders which consent shall not be unreasonably withheld or delayed.

                                    ARTICLE V

                                  MISCELLANEOUS

     SECTION 5.1 Termination. Except as otherwise provided herein, the provisions of this Agreement shall terminate: (a) upon the agreement of all of the parties hereto, (b) with respect to ITI and Shalom and their respective permitted transferees referred to in the last sentence of Section 3.3(a) and Casty and LSC and their transferees referred to in the second sentence of
Section 3.4(a), as the case may be, when such Stockholder together with such permitted transferees owns less than 1.25% of the outstanding Common Stock (on an as converted basis), (c) with respect to Eidelstein and his permitted transferees referred to in the last sentence of Section 3.3(a), when Eidelstein's employment with the Company is terminated, (d) with respect to Bursztyn and his permitted transferees referred to in the last sentence of
Section 3.3(a), when Bursztyn's employment with the Company is terminated, (e) with respect to any other Stockholder (other than a Stockholder described in the first sentence of Section 3.4A), when such Stockholder together with its Affiliates owns less than 1.25% of the outstanding Common Stock (on an as-converted basis), and (f) with respect to all Investor

Stockholders and Stockholders, except as expressly provided herein, upon a Qualified Public Offering.

     SECTION 5.2 Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any other party unless such modification, amendment or waiver is approved in writing by the Company, the Agent, acting on behalf of the Investor Stockholders, and the Stockholders holding a majority of the Common Stock on an as converted basis held by all Stockholders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. The parties hereby consent to any amendment to this Agreement solely to add as a party hereto any Person acquiring shares of Preferred Stock after the date hereof pursuant to the Tutopia Put Agreement (as defined in the Stock Purchase Agreement).

     SECTION 5.3 Successors, Assigns and Transferees. This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties, except as otherwise provided herein.

     SECTION 5.4 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;
(c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent, with respect to the Company and the Investor Stockholders, to their respective addresses specified in the Stock Purchase Agreement (or at such other address as any such party may specify by like notice) and, with respect to any other party, to the address of such party as shown in the stock record books of the Company (or at such other address as any such party may specify to all of the above by like notice).

     SECTION 5.5 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and otherwise to carry out the intent of the parties hereunder.

     SECTION 5.6 Entire Agreement. Except as otherwise expressly set forth herein, this document, the Stock Purchase Agreement and the Registration Rights Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

     SECTION 5.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

     SECTION 5.8 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the state of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in Section 12(b) of the Stock Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

     SECTION 5.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     SECTION 5.10 Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

     SECTION 5.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement

     SECTION 5.12 Legend. Each certificate evidencing any of the shares of Equity Securities held by the parties hereto shall bear a legend substantially as follows:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE FOURTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, DATED AS OF JUNE 28, 2002, AS THE SAME MAY BE AMENDED, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE."

     SECTION 5.13 Appointment of Agent. Each of the Investor Stockholders hereby irrevocably appoints UBS (the "Agent") to act as its true and lawful agent and attorney-in-fact and representative with full power and authority in its name, place and stead to act on its behalf for all purposes under this Agreement. The foregoing power of attorney is hereby declared to be irrevocable and coupled with an interest, and such appointment includes, among other powers, the power and authority to exercise all rights and privileges, and to discharge all obligations, of the Investor Stockholders under this Agreement, including:

          (a) designating and removing the Investor Representatives and otherwise taking all actions required to be taken by the Investor Stockholders under Article II, including providing consents;

          (b)  providing consents to Transfers under Section 3.3;

          (c) giving and receiving notices hereunder and service of process in any legal action or other proceedings arising out of or related to this Agreement and the transactions hereby; and

          (d)  amending or waiving the provisions of this Agreement.

Any instructions given by the Agent hereunder shall be validly given on behalf of each of the Investor Stockholders, and the Company shall have the right to rely thereon. UBS hereby accepts the appointment provided for in this Agreement and agrees to be bound by the provisions of this Agreement. All decisions and actions by the Agent shall be binding upon each of the Investor Stockholders and no Investor Stockholders shall have the right to object, dissent, protest or otherwise contest the same. The Company may conclusively rely upon any action taken by the Agent hereunder.

     SECTION 5.14 Termination of Joint Venture Agreement. By its execution hereof, each of the Company, ITI, Emerging Networks, Inc. and Casty confirms that the Subscription and Joint Venture Agreement, dated as of November 23, 1998, as amended, by and among the Company, Emerging Networks, Inc., ITI and Casty was terminated as of June 15, 2000.

     SECTION 5.15 Stockholder's Representation.

            (a) Each of the Stockholders severally (and not jointly) represents and warrants that all of the Equity Securities owned by it/him and any of its/his Affiliates is set forth on Exhibit A hereto and that each such Stockholder or it/his Affiliate owns such Equity Securities listed opposite its/his/their name free and clear of all Encumbrances (as defined in the Stock Purchase Agreement).

            (b) Each of Shalom and ITI severally (and not jointly) represents and warrants that Shalom controls the voting and disposition rights on all shares of Equity Securities owned by ITI or any of ITI's Affiliates.

     SECTION 5.16 Successor to Eidelstein. If Eidelstein is unable or unwilling to exercise voting rights with respect to any proxy granted to him under Article III hereof, any successor to Eidelstein shall require the written approval of UBS.

     SECTION 5.17 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

     IN WITNESS WHEREOF, the parties hereto have executed the FOURTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT as of the date set forth in the first paragraph hereof.

                                      IFX CORPORATION


                                      By:  /s/ Joel Eidelstein
                                           -------------------------------------
                                           Name:  Joel Eidelstein
                                           Title: President

                                      UBS CAPITAL AMERICAS III, L.P.

                                      By: UBS Capital Americas III, LLC

                                             By:    /s/ Mark O. Lama
                                                    ----------------------------
                                             Name:  Mark O. Lama
                                             Title: Principal


                                             By:    /s/ Marc Unger
                                                    ----------------------------
                                             Name:  Marc Unger
                                             Title: Chief Financial Officer


                                      UBS CAPITAL LLC


                                      By:    /s/ Mark O. Lama
                                             -----------------------------------
                                             Name:  Mark O. Lama
                                             Title: Attorney-in-Fact


                                      By:    /s/ Marc Unger
                                             -----------------------------------
                                             Name:  Marc Unger
                                             Title: Attorney-in-Fact


                                      INTERNATIONAL TECHNOLOGY
                                      INVESTMENTS, LC


                                      By:    /s/ Michael Shalom
                                             -----------------------------------
                                             Name:  Michael Shalom
                                             Title: Manager


                                      /s/ Joel Eidelstein
                                      ------------------------------------------
                                      Joel Eidelstein


                                      /s/ Michael Shalom
                                      ------------------------------------------
                                      Michael Shalom


                                      /s/ Lee S. Casty
                                      ------------------------------------------
                                      Lee S. Casty


                                      LSC, LLC

                                       By:  /s/ Lee Casty
                                            ------------------------------------
                                            Lee Casty, Manager


                                       /s/ Jak Bursztyn
                                       -----------------------------------------
                                       Jak Bursztyn


The provisions of Section 5.14 of
this Agreement are hereby acknowledged
and agreed to.

EMERGING NETWORKS, INC.


By:  /s/ Michael Shalom
     --------------------------------------
     Name:  Michael Shalom
     Title: Chief Executive Officer

                                    EXHIBIT A

        Equity Securities Ownership by Stockholders and their Affiliates

             Michael Shalom                                       10,201 /(1)/
             Joel Eidelstein                                     383,245 /(2)/
             Lee S. Casty                                      2,960,282
             International Technology Investments, LC          4,500,000


(1) Includes 10,201 shares subject to a currently exercisable option to purchase held by ITI
(2) Includes 351,750 shares of Common Stock subject to an option granted to Eidelstein pursuant to the IFX 1998 Stock Option and Incentive Plan, which option currently is exercisable

                                                                    EXHIBIT C

                           THIRD AMENDED AND RESTATED

                          REGISTRATION RIGHTS AGREEMENT

                                      among

                                IFX CORPORATION,

                         UBS CAPITAL AMERICAS III, L.P.,

                                UBS CAPITAL LLC,

                   INTERNATIONAL TECHNOLOGY INVESTMENTS, LLC,

                                    LSC, LLC,

                                  JAK BURSZTYN

                                       and

                                  LEE S. CASTY

                            dated as of June 28, 2002

                                                                    EXHIBIT 10.2

            THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

         THIS THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of June 28, 2002, among IFX Corporation, a Delaware corporation (the "Company"), UBS Capital Americas III, L.P., a Jersey, Channel Islands limited partnership, and UBS Capital LLC, a Delaware limited liability company (together with their successors and assigns, collectively, "UBS"), INTERNATIONAL TECHNOLOGY INVESTMENTS, LC, a Nevada limited liability company ("ITI"), LSC, LLC ("LSC"), a Delaware limited liability company, JAK BURSZTYN ("Bursztyn") and LEE S. CASTY (collectively with LSC, "Casty").

                                    RECITALS

         WHEREAS, the Company and UBS entered into that certain IFX Corporation Preferred Stock Purchase Agreement, dated as of June 15, 2000, pursuant to which UBS purchased 2,030,869 shares of Series A Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series A Preferred Stock");

         WHEREAS, as a condition to and in consideration of UBS's purchase of Series A Preferred Stock, the Company, UBS, ITI and Casty Grantor Subtrust entered into that certain Registration Rights Agreement dated as of June 15, 2000;

         WHEREAS, the Company and UBS entered into that certain IFX Corporation Preferred Stock Purchase Agreement, dated as of March 13, 2001, pursuant to which UBS purchased 4,418,262 shares of Series B Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series B Preferred Stock");

         WHEREAS, as a condition to and in consideration of UBS's purchase of Series B Preferred Stock, the Company, UBS, ITI and Casty Grantor Subtrust entered into that certain Amended and Restated Registration Rights Agreement, dated May 7, 2001;

         WHEREAS, the Company and UBS entered into the IFX Corporation Series C Convertible Preferred Stock Purchase Agreement, dated October 11, 2001, pursuant to which UBS acquired 3,833,333 shares of newly issued Series C Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series C Preferred Stock");

         WHEREAS, as a condition to and in consideration of UBS's purchase of Series C Preferred Stock, the Company, UBS, ITI and Casty entered into that certain Second Amended and Restated Registration Rights Agreement, dated February 19, 2002 (the "Existing Agreement");

         WHEREAS, the Company, UBS, ITI, Bursztyn and LSC have entered into the IFX Corporation Series D Convertible Preferred Stock Purchase Agreement, dated February 19, 2002 (the "Stock Purchase Agreement"), pursuant to which UBS, ITI, Bursztyn and Casty will acquire shares of newly issued Series D Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series D Preferred Stock"); and

         WHEREAS, as a condition to and in consideration of the purchase of Series D Preferred Stock by UBS, ITI, Bursztyn and LSC, the Company, the Investor Stockholders and the

Stockholders have agreed to amend and restate the Existing Agreement in the manner set forth below.

         NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. As used herein, the following terms shall have the following meanings:

         "Closing" has the meaning assigned to such term in the Stock Purchase Agreement.

         "Commission" means the Securities and Exchange Commission or any other federal agency then administering the federal securities laws.

         "Common Shares" means shares of Common Stock held by (i) ITI and Casty and their permitted assigns under Section 13(b), (ii) the Investor Stockholders or (iii) any other persons who acquire shares of Common Stock and become parties to this Agreement pursuant to the last sentence of Section 13(a).

         "Common Stock" means the common stock, par value $0.02 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation exchange or other similar reorganization.

         "Conversion Shares" means shares of Common Stock issued or issuable upon conversion of the Preferred Shares.

         "Convertible Securities" shall mean (i) any rights, options or warrants to acquire Common Stock or any capital stock of the Company or any Subsidiary, including the Preferred Shares, and (ii) any notes, debentures, shares of preferred stock or other securities, options, warrants or rights, which are convertible or exercisable into, or exchangeable for, Common Stock or any capital stock of the Company or any Subsidiary.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder.

         "Investor Stockholders" shall mean UBS, LSC, Bursztyn and ITI and any other persons who acquire Preferred Shares and become parties to this Agreement pursuant to the last sentence of Section 13(a).

         "Preferred Shares" shall mean the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other class or series of preferred stock of the Company which is convertible, directly or indirectly, into Common Stock, whether at the time of issuance or upon passage of time or the occurrence of some future event.

         "Registration Expenses" means the expenses so described in Section 8.

         "Restricted Stock" means the Conversion Shares and Common Shares, excluding Conversion Shares and Common Shares which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

         "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder.

         "Selling Expenses" shall mean the expenses so described in Section 8.

         "Tutopia Put Agreement" has the meaning assigned to such term in the Stock Purchase Agreement.

2. Restrictive Legend. Each certificate representing Preferred Shares, Conversion Shares or Common Shares shall, except as otherwise provided in this
Section 2 or in Section 3, be stamped or otherwise imprinted with a legend substantially in the following form:

               "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

A certificate shall not bear such legend if in the opinion of counsel satisfactory to the Company (it being agreed that each of Neal, Gerber & Eisenberg and Kaye Scholer LLP shall be satisfactory) the securities represented thereby may be publicly sold without registration under the Securities Act and any applicable state securities laws.

3. Removal of Legend. Each certificate for Preferred Shares, Conversion Shares or Common Shares transferred shall bear the legend set forth in Section 2, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) in the opinion of counsel satisfactory to the Company (it being agreed that either of Neal, Gerber & Eisenberg or Kaye Scholer LLP shall be satisfactory) the transferee and any subsequent transferee would be entitled to transfer such securities in a public sale without registration under the Securities Act.

4. Required Registration. (a) At any time, UBS, ITI or Casty may request the Company to register under the Securities Act all or any portion of the shares of Restricted Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided that the shares of Restricted Stock for which registration has been requested shall have a reasonably anticipated aggregate price to the public which is at least $15,000,000 (the "Minimum Offering Price"); provided further that neither ITI nor Casty shall request such registration prior to a Qualified Public Offering without the consent of UBS. The only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock, provided, however, that, in any underwritten public offering contemplated by this Section 4 or Sections 5 and 6, the holders of Preferred Shares shall be entitled to sell such Preferred Shares to the underwriters for conversion and sale of the shares of Common Stock issued upon conversion thereof. Notwithstanding anything to the contrary contained herein, the Company shall not be required to file any registration statement under this Section 4, within such period of time after the effective date of any earlier registration statement relating to an underwritten public offering (other than a registration statement on Form S-3 or any successor thereto relating to the resale of securities of the Company acquired in connection with an acquisition or similar transaction (each, an "Acquisition Registration Statement")) as shall be determined in good faith by the managing underwriter of an underwritten public offering, provided that such time period shall not exceed 180 days.

     (b) Following receipt of any notice under this Section 4, the Company shall immediately notify all holders of Restricted Stock from whom notice has not been received and shall use its reasonable best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Restricted Stock specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the Company shall designate the underwriter(s) of such offering, subject to the approval by the holders of a majority of the shares of Restricted Stock proposed to be sold in such offering, including the approval of UBS (such approval not to be unreasonably withheld or delayed). If the managing underwriter advises the Company in writing that in such underwriter's good faith determination the marketing factors require a limitation of the amount of Restricted Stock to be underwritten in such registration, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Restricted Stock proposed to be sold by the parties participating in the demand registration of Restricted Stock under this Section 4, pro rata based upon the number of shares of Restricted Stock proposed to be sold by such holders; and (ii) second securities held by the Company. The Company shall be obligated to register Restricted Stock pursuant to this Section 4, in the case of registrations requested by each of UBS, ITI and Casty on three occasions only, provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all shares of Restricted Stock specified in demand notices delivered pursuant to Section 4(a), for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares designated in the notice shall have been sold pursuant thereto.

     (c) The Company shall, subject to Section 4(b), be entitled to include in any registration statement referred to in this Section 4 for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account.

5. Incidental Registration. If the Company at any time (other than pursuant to Section 4 or Section 6) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public), each such time it will give written notice to all holders of outstanding Restricted Stock of its intention so to do. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company, to register any of its Restricted Stock, the Company will use its reasonable best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Restricted Stock so registered. In the event that any registration pursuant to this Section 5 shall be, in whole or in part, an underwritten public offering of Common Stock, and the managing underwriter advises the Company in writing that in such underwriter's good faith determination the marketing factors require a limitation of the amount of Restricted Stock to be underwritten in such registration then (a) if such registration is a primary registration on behalf of the Company, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Company securities which the Company proposes to sell in such registration, (ii) second, the Restricted Stock held by UBS and the Conversion Shares held by Investor Stockholders other than UBS which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock held by UBS and Conversion Shares owned by Investor Stockholders other than UBS, (iii) third, Restricted Stock held by ITI and Casty and any other holders of Restricted Stock which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders and (iv) fourth, securities held by other parties eligible for inclusion in such registration statement on a pro rata basis based upon the amount of securities held by them, and (b) if such registration is a secondary registration, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Restricted Stock held by UBS and the Conversion Shares held by Investor Stockholders other than UBS which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock held by UBS and Conversion Shares owned by Investor Stockholders other than UBS, (ii) second, the Restricted Stock held by ITI and Casty and any other holders of Restricted Stock which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders and (iii) third, the securities held by other parties eligible for inclusion in such registration on a pro rata basis based upon the amount of securities held by them. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 5, without thereby incurring any liability to the holders of Restricted Stock other than for the payment of Registration Expenses in accordance with Section 8.

6. Registration on Form S-3. (a) Subject to the restrictions on transfer set forth in Section 3.3 and 3.4 of the Stockholders Agreement (as defined in the Stock Purchase Agreement), if at any time (i) UBS, ITI or Casty requests that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the shares of Restricted Stock held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $2,500,000, provided that the Restricted Stock for which registration has been requested constitutes at least 10% of the total shares of Restricted Stock then outstanding held by UBS, if such registration is requested by UBS, or at least 10% of the total shares of Restricted Stock then outstanding held by ITI or Casty, as the case may be, if such registration is requested by ITI or Casty, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of shares of Restricted Stock specified in such notice. Whenever the Company is required by this Section 6(a) to use its reasonable best efforts to effect the registration of Restricted Stock, each of the procedures and requirements of Section 4 (including but not limited to the requirement that the Company notify all holders of Restricted Stock from whom notice has not been received and provide them with the opportunity to participate in the offering) shall apply to such registration, provided, however, that the Company shall not be obligated to effect more than two registrations on Form S-3 under this
Section in any calendar year, provided, further, that no request may be made by a party under this Section 6(a) within 180 days after the effective date of any other registration statement filed by the Company pursuant to this Section on behalf of such party.

     (b) Notwithstanding Section 6(a) above, Casty may request, by written notice, that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the Restricted Stock held by Casty (or any Affiliate thereof) (the "Eligible Shares") and if the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale the number of shares of Restricted Stock specified in such written notice to the Company (not to exceed the number of Eligible Shares); provided, however, that (i) any registration under this Section 6(b) shall be a non-underwritten offering; (ii) the Company shall not be obligated to effect more than two registrations under this Section 6(b); (iii) the Company shall only be obligated to effect one such registration during any calendar year (which shall count as one of the two permitted in such calendar year pursuant to Section 6(a)); and (iv) the Company shall not be required to maintain the effectiveness of any such registration statement for more than 60 days. Notwithstanding anything to the contrary contained herein, the Company shall not be required to file any registration statement under this Section 6(b): (x) within such period of time after the effective date of any earlier registration statement relating to an underwritten public offering (other than an Acquisition Registration Statement) as shall be determined in good faith by the managing underwriter of an underwritten public offering, provided that such time period shall not exceed 180 days or (y) if the Company shall furnish to Casty a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time due to any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries.

7. Registration Procedures. If and whenever the Company is required by the provisions of Sections 4, 5 or 6 to use its reasonable best efforts to effect the registration of any shares of Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

     (a) prepare and file with the Commission a registration statement (which, other than in the case of an underwritten public offering pursuant to Section 4, may be on Form S-3 or any successor thereto if the Company is a registrant entitled to use such Form) with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

     (c) furnish to each seller of Restricted Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

     (d) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

     (e) list the Restricted Stock covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

     (f) immediately notify each seller of Restricted Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

     (g) as soon as practicable upon the occurrence of any event contemplated by
Section 7(f), prepare and file a supplement or post-effective amendment to such registration statement or the prospectus contained in such registration statement, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the shares of Restricted Stock covered thereby, the prospectus contained in such registration statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the obligation to prepare and file any such supplement, post-effective amendment or other document shall be suspended (a "Suspension") if the Company shall furnish to the holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time due to any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries; provided further, that the Company shall only be permitted to effectuate one (1) Suspension in any twelve (12) month period and any such suspension will be lifted by the Company as soon as practicable and will not, in any event, extend for more than 60 days with respect to any such specified event;

     (h) if the offering is underwritten and at the request of any seller of Restricted Stock, use its reasonable best efforts to furnish on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements contained therein) and (C) to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request; and

     (i) make available for inspection by each seller of Restricted Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

     Upon receipt of any notice from the Company of any event of the kind described in Section 7.3(f), each seller of Restricted Stock (x) promptly will discontinue disposition of any shares of Restricted Stock pursuant to such registration statement until such seller of Restricted Stock has received copies of the supplemented or amended prospectus contemplated by Section 7(g) (it being understood that such discontinuance shall be deemed a Suspension subject to the limitations on Suspensions set forth in Section 7(g)), (y) thereafter, will utilize and distribute only such supplemented or amended prospectus, and (z) if so directed by the Company, will deliver to the Company all copies of the prospectus covering such shares of Restricted Stock in such party's possession at the time of receipt of such suspension notice.

     For purposes of Section 7(a) and 7(b), the period of distribution of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until the earlier of the sale of all Restricted Stock covered thereby and 180 days following effectiveness of registration.

     In connection with each registration hereunder, each seller of Restricted Stock will furnish to the Company in writing such information with respect to itself and the proposed distribution by it as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws, and will notify the Company promptly upon the happening of any event during the period any registration statement is effective that makes any statement regarding such seller made in a registration statement or the prospectus contained therein untrue in any material respect or which requires the making of any changes in a registration statement or the prospectus contained therein in order to make the statements therein regarding such seller, in light of circumstances under which they were made, not misleading.

     In connection with each registration pursuant to Sections 4, 5 or 6 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

8. Expenses. All expenses incurred by the Company in complying with Sections 4, 5 and 6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable fees and disbursements of one counsel for the sellers of Restricted Stock, but excluding any Selling Expenses, are called "Registration Expenses". If ITI, Bursztyn and/or Casty are the only parties (other than the Company) selling Restricted Stock pursuant to a registration statement described herein, "Registration Expenses" shall not include the fees and disbursements of counsel for such sellers of Restricted Stock. All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are called "Selling Expenses". The Company will pay all Registration Expenses in connection with each registration statement under Sections 4, 5 or 6.

9. Indemnification and Contribution. (a) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 4, 5 or 6, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, each underwriter of such Restricted Stock thereunder and each of their respective officers, directors, employees, partners, agents or other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus and, provided further, however, that the Company will not be liable to any such person or entity with respect to any such untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus that is corrected in the final prospectus filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act (or any amendment or supplement to such prospectus) if the person asserting any such loss, claim, damage or liability purchased securities but was not given a copy of the final prospectus (as amended or supplemented) at or prior to the written confirmation of the sale of such securities to such person in any case where such delivery of the final prospectus (as amended or supplemented) is required by the Securities Act, unless such failure to deliver the final prospectus (as amended or supplemented) was a result of the Company's failure to provide such prospectus (as amended or supplemented).

     (b) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 4, 5 or 6, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds received by such seller from the sale of Restricted Stock covered by such registration statement.

     (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 9 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 9 if and to the
extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on advice of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

     (d) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Sections 9(a) and 9(b) above is for any reason held to be unenforceable by the indemnified party although applicable in accordance with its terms, the Company and each holder of Restricted Stock exercising rights under this Agreement shall contribute to the aggregate losses, claims, damages and liabilities of the nature contemplated by such indemnity agreement incurred by the Company and such holder, (i) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and such holder on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative fault of, but also the relative benefits to, the Company on the one hand and such holder on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits to the indemnifying party and indemnified party shall be determined by reference to, among other things, the gross proceeds received by the indemnifying party and indemnified party in connection with the offering to which such losses, claims, damages or liabilities relate. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. Notwithstanding the provisions of this Section 9(d), each holder of Restricted Stock exercising rights under this Agreement shall not be required to contribute any amount in excess of the amount of the gross proceeds to such holder from sales of the Restricted Stock of such holder under a registration statement.

     Notwithstanding the foregoing, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), each person, if any, who controls a holder of Restricted Stock within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such holder, and each director of the Company, each officer of the Company who signed a registration statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act shall have the same rights to contribution as the Company.

10. Changes in Common Stock or Preferred Shares. If, and as often as, there is any change in the Common Stock or the Preferred Shares by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock or the Preferred Shares as so changed.

11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees to:

     (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

     (b) use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

     (c) furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

12. Representations and Warranties of the Company. The Company represents and warrants to UBS, ITI and Casty as follows:

     (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action on its part and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws each, as amended, of the Company or any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company, except where the foregoing would not reasonably be expected to have a material adverse effect on the Company or its business.

     (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

13. Miscellaneous.(a) Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any other party unless such modification, amendment or waiver is approved in writing by the Company and the holders of at least 66 2/3% of the outstanding shares of Restricted Stock held by each of UBS, ITI and Casty; provided that any modification, amendment or waiver which would adversely affect any party hereto in a manner which is different from the manner the other parties hereto are affected shall also require the approval of such party. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. The parties hereby consent to any amendment to this Agreement solely to add as a party hereto any person acquiring Preferred Shares after the date hereof pursuant to the Tutopia Put Agreement.

     (b) This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement and the rights of the parties hereunder may not be assigned by any party hereto without the prior written consent of the other parties, except as otherwise provided herein. The Investor Stockholders may assign all or any portion of their rights and obligations hereunder to a transferee of Restricted Stock, provided that such transferee agrees in writing to be bound by the provisions of this Agreement. ITI, Bursztyn and Casty may assign all or any portion of their rights and obligations hereunder to a transferee of Restricted Stock, provided that each such transferee of ITI, Bursztyn and Casty and any subsequent transferee shall, together with ITI, Bursztyn or Casty, as the case may be, be deemed one person for purposes of this Agreement, and any right or notice hereunder on behalf of such person may only be delivered by ITI, Bursztyn or by Casty and, provided, further, that ITI, Bursztyn or Casty, as the case may be, shall provide notice of any such assignment to the other parties hereto, and any such transferee must agree in writing to be bound by the provisions of this Agreement.

     (c) All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent, with respect to the Company and the Investor Stockholders, to their respective addresses specified in the Stock Purchase Agreement (or at such other address as any such party may specify by like notice) and, with respect to any other party, to the address of such party as shown in the stock record books of the Company (or at such other address as any such party may specify to all of the above by like notice).

     (d) Except as otherwise expressly set forth herein, this document, the Stock Purchase Agreement and the documents executed in connection with the closing of the Stock Purchase Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

     (e) This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the state of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in Section 12(b) of the Stock Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

     (f) The obligations of the Company to register shares of Restricted Stock under Section 4, 5 or 6 shall terminate at the time at which all Restricted Securities are eligible for resale pursuant to Rule 144(k) under the Securities Act.

     (g) If requested in writing by the Company and the underwriters for an underwritten public offering of securities of the Company, each holder of Restricted Stock who is a party to this Agreement shall agree not to sell publicly any shares of Restricted Stock or any other shares of Common Stock (other than shares of Restricted Stock or other shares of Common Stock being registered in such offering), without the consent of the Company and such underwriters, for such period requested by the underwriters (not to exceed 180 days) following the effective date of the registration statement relating to the Qualified Public Offering (as defined in the Stock Purchase Agreement) or 90 days following the effective date of a registration statement relating to any other offering; provided, however, that all persons entitled to registration rights with respect to shares of Common Stock who are not parties to this Agreement, all persons holding 5% or more of the capital stock of the Company on a fully diluted basis and all executive officers and directors of the Company shall also have agreed not to sell publicly their Common Stock under the circumstances and pursuant to the terms set forth in this Section 13(g).

     (h) Notwithstanding the provisions of Section 7(a), the Company's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended for a period not to exceed 90 days in any 12-month period if the Company shall furnish to the holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time due to any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries; provided, however, that any suspension effectuated by the Company under this Section 13(h) shall be deemed a Suspension subject to the limitation on the number of Suspensions permitted in any twelve month period under Section 7(g) hereof.

     (i) The Company shall not grant to any third party any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this Agreement remains in effect.

     (j) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     (k) The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     (l) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

                            [Signatures on Next Page]

         IN WITNESS WHEREOF, the parties have executed this THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

                                         IFX CORPORATION

                                         By:/s/ Joel Eidelstein
                                            ------------------------------------
                                            Name:  Joel Eidelstein
                                            Title: President

                                         UBS CAPITAL AMERICAS III, L.P
                                             By:  UBS Capital Americas III, LLC

                                         By:/s/ Mark O. Lama
                                            ------------------------------------
                                            Name:  Mark O. Lama
                                            Title: Principal

                                         By:/s/ Marc Unger
                                            ------------------------------------
                                            Name:  Marc Unger
                                            Title: Chief Financial Officer

                                         UBS CAPITAL LLC

                                         By:/s/ Mark O. Lama
                                            ------------------------------------
                                            Name:  Mark O. Lama
                                            Title: Attorney-in-Fact

                                         By:/s/ Marc Unger
                                            ------------------------------------
                                            Name:  Marc Unger
                                            Title: Attorney-in-Fact

                                         INTERNATIONAL TECHNOLOGIES
                                         INVESTMENTS, LC

                                         By:/s/ Michael Shalom
                                            ------------------------------------
                                            Name:  Michael Shalom
                                            Title: Manager

                                         /s/ Lee S. Casty
                                         ---------------------------------------
                                         LEE S. CASTY

                                         LSC, LLC

                                         By:/s/ Lee Casty
                                            ------------------------------------
                                            Lee Casty, Manager

                                         /s/ Jak Bursztyn
                                         ---------------------------------------
                                         JAK BURSZTYN